UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Wind Energy Corp.

(Name of Subject Company)

British Colombia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

WWE EQUITY HOLDINGS INC.

an indirect wholly-owned subsidiary of

Brookfield Renewable Energy Partners L.P.

(Bidder)

Common Shares

(Title of Class of Securities)

95988Q108

(CUSIP Number of Class of Securities)

Jane Sheere

Brookfield Renewable Energy Partners L.P.

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

Telephone: 441-295-1443

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Mile T. Kurta

Torys LLP

1114 Avenue of the Americas

New York, NY 10036

Telephone: 212-880-6000

November 26, 2012

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S.$159,263,054	U.S.$21,724

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common shares of Western Wind Energy Corp., other than such common shares owned by WWE Equity Holdings Inc., an indirect wholly-owned subsidiary of Brookfield Renewable Energy Partners L.P., and its affiliates at a purchase price of Cdn.$2.50 per share, converted to United States dollars at an exchange rate of Cdn. $1.00 = U.S.$1.0020, which is the noon rate as provided by the Bank of Canada on November 21, 2012. The number of common shares of Western Wind Energy Corp. outstanding on a fully diluted basis assuming exercise of all options and warrants for such common shares is estimated to be 74,902,415, of which 11,324,350 are owned by WWE Equity Holdings Inc. and its affiliates (assuming exercise of all warrants owned by WWE Equity Holdings Inc. and its affiliates). As a result, this calculation assumes the purchase of 63,578,065 common shares of Western Wind Energy Corp.
(2)	The filing fee was calculated in accordance with General Instruction II.C to Schedule 14D-1F, by multiplying the transaction value by 0.00013640.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Offer to Purchase and Circular, dated November 26, 2012, as well as the related Letter of Transmittal, Notice of Guaranteed Delivery, and advertisement published in The Globe and Mail on November 26, 2012.

Item 2.	Informational Legends

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT ADVISOR, STOCKBROKER, BANK MANAGER, TRUST COMPANY MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

November 26, 2012

WWE EQUITY HOLDINGS INC.

an indirect subsidiary of

OFFER TO PURCHASE

FOR CASH

all of the outstanding Common Shares of

WESTERN WIND ENERGY CORP.

at a price of C$2.50 for each Common Share

WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares (the “Common Shares”) of Western Wind Energy Corp. (“Western Wind”), other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable, which includes Common Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options granted under Western Wind’s stock option plans (“Options”) or upon the exercise of Western Wind’s share purchase warrants (“Warrants”). As of the date hereof, Brookfield Renewable indirectly owns and controls 11,004,609 Common Shares, representing approximately 15.9% of the issued and outstanding Common Shares, and 319,741 Warrants that, if exercised, would represent approximately an additional 0.5% the presently issued and outstanding Common Shares.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JANUARY 28, 2013 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

In the event that the Offeror takes up Common Shares deposited under the Offer, in order to comply with the provision of Western Wind’s Shareholder Protection Rights Plan Agreement dated April 5, 2005, as amended on May 17, 2010 (the “Shareholder Rights Agreement”) relating to a “Permitted Bid” (as defined herein), the Offeror will make a public announcement of that fact and the Offer will remain open for deposits and tenders of Common Shares for not less than 10 business days (as defined under the Shareholder Rights Agreement) from the date of such announcement in order to permit holders of Common Shares (“Shareholders”) that have not deposited Common Shares at the Expiry Time sufficient time to deposit their Common Shares during the Deposit Extension Period after the date of such announcement. Shareholders may deposit Common Shares not previously deposited during the Offer during the Deposit Extension Period.

The Common Shares are listed on TSX Venture Exchange (“TSXV”) under the symbol “WND” and in the United States on the OTCQX under the symbol “WNDEF”.

The Offer price of $2.50 per Common Share represents attractive consideration and a significant premium of 110% to the $1.19 per Common Share closing price of the Common Shares on TSXV on July 27, 2012 (the last trading day prior to Western Wind’s announcement of its sale process) and 20% to the $2.09 per Common Share closing price of the Common Shares on TSXV on August 28, 2012 (the last trading day prior to Brookfield Renewable’s announcement of its initial investment in Western Wind).

The Offeror has engaged Canadian Stock Transfer Company Inc. to act as depositary (the “Depositary”) and CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc., to act as information agent (the “Information Agent”) for the Offer.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) or a facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) follow the procedure for guaranteed delivery set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Questions and requests for assistance may be directed to the Information Agent, whose contact details are provided on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent at the address shown on the back cover of this document and are accessible under Western Wind’s profile on the Canadian Securities Administrators’ SEDAR website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Brookfield Renewable, the Depositary or the Information Agent.

The Offer is conditional on, among other things (i) there shall have been validly deposited under the Offer and not withdrawn more than 50% of the Voting Shares held by Independent Shareholders (the “Independent Shareholder Approval Condition”); (ii) there shall not have occurred a material change to the capitalization of Western Wind; and (iii) the Offeror having determined that there shall not exist and shall not have occurred, and that the Offer if completed, will not be reasonably likely to cause or result in, a Material Adverse Effect. These and the other conditions of the Offer are described in Section 4 of the Offer to Purchase, “Conditions of the Offer”. Subject to applicable Laws, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or, as permitted, waived at or prior to the Expiry Time.

The Offer remains open for acceptance until 5:00 p.m. (Eastern time) on January 28, 2013, unless the Offer is further extended or withdrawn. Shareholders that support the Offer and wish it to be completed should deposit their Common Shares by such time. If the conditions to the Offer, including the Independent Shareholder Approval Condition, are not satisfied or, as applicable, waived at or prior to the Expiry Time, the Offer will expire and there will be no opportunity to deposit Common Shares.

All cash payments under the Offer will be made in Canadian dollars.

Shareholders should be aware that, during the period of the Offer, the Offeror, Brookfield Renewable or any of their affiliates may, directly or indirectly, bid for and make purchases of Common Shares as permitted by applicable law. See Section 12 of the Offer to Purchase, “Market Purchases and Sales of Common Shares”.

The Depositary for the Offer is:	The Information Agent for the Offer is:

Canadian Stock Transfer Company Inc.	CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in accordance with Canadian corporate, tender offer and disclosure rules. Shareholders resident in the United States should be aware that such requirements are different from those of the United States applicable to tender offers under the U.S. Exchange Act and the rules and regulations promulgated thereunder.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders in the United States should be aware that the Offeror, Brookfield Renewable or their affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of Western Wind’s related securities, during the period of the Offer otherwise than through the Offer, such as in open market or privately negotiated purchases, as permitted by applicable Laws. See Section 12 of the Offer to Purchase, “Market Purchases and Sales of Common Shares”.

It may be difficult for Shareholders in the United States to enforce their rights and any claim they may have arising under United States federal and state securities Laws since the Offeror is a corporation formed under the Laws of Ontario, Brookfield Renewable is a limited partnership established under the Laws of Bermuda and Western Wind is incorporated under the Laws of British Columbia; the majority of the officers and directors of each of the Offeror, Brookfield Renewable and Western Wind reside outside the United States; some of the experts named herein may reside outside the United States; and certain of the assets of the Offeror and Brookfield Renewable and the other above-mentioned persons are located outside the United States. Shareholders in the United States may not be able to sue the Offeror, Brookfield Renewable, Western Wind or their respective officers or directors in a non-U.S. court for violation of United States federal securities Laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NOTICE TO HOLDERS OF OPTIONS AND WARRANTS

The Offer is being made only for Common Shares and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of such Options or Warrants and applicable Laws, exercise such Options or Warrants in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or Warrants will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Common Shares issued on the exercise of Options, Warrants or other Western Wind securities that are convertible into Common Shares shall, subject to compliance with the procedures applicable generally to the tendering of Common Shares of the Offer, be eligible to be tendered under the Offer.

The tax consequences to holders of Options or Warrants exercising their Options or Warrants are not described in either Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Options or Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to exercise their Options or Warrants.

CURRENCY

Unless otherwise indicated, all “$” and “C$” references in the Offer to Purchase and Circular are to Canadian dollars and all “US$” references in the Offer to Purchase and Circular are to U.S. dollars. On November 23, 2012, the last trading day prior to the date of the Offer, the Bank of Canada noon rate of exchange for U.S. dollars was $1.00 = US$1.0074.

FORWARD-LOOKING STATEMENTS

Certain statements contained in Section 5 of the Circular, “Purpose of the Offer and Plans for Western Wind”, Section 6 of the Circular, “Source of Funds” and Section 10 of the Circular, “Acquisition of Common Shares Not Deposited”, in addition to certain statements contained elsewhere in this document, contain “forward-looking information” concerning the business and operations of the Offeror, Brookfield Renewable, Western Wind and their respective subsidiaries.

Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Offeror and Brookfield Renewable believe that their respective anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Circular are based upon reasonable assumptions and expectations, neither the Offeror nor Brookfield Renewable can assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the Offeror’s, Brookfield Renewable’s or Western Wind’s actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Forward-looking statements in this document are based on the Offeror’s and Brookfield Renewable’s beliefs and opinions at the time the statements are made. Except as required by law, each of the Offeror and Brookfield Renewable disclaim any obligation to update any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

NOTICE REGARDING INFORMATION

Unless otherwise indicated, the information concerning Western Wind contained in this Offer to Purchase and Circular has been taken from or based upon publicly available documents and records on file with Securities Regulatory Authorities and other public sources. Although the Offeror has no knowledge that would indicate any statements contained in this Offer to Purchase and Circular and taken from or based on such information are untrue or incomplete, none of the Offeror, Brookfield Renewable, or any of their

v

officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Western Wind to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or Brookfield Renewable. Unless otherwise indicated, information concerning Western Wind is given as of August 24, 2012. Unless otherwise specified, all references to the number of Common Shares outstanding (and the percentage of Common Shares owned by the Offeror, Brookfield Renewable or Brookfield Renewable’s subsidiaries) are based on the number of Common Shares outstanding as at August 24, 2012, as publicly disclosed in Western Wind’s management information circular dated August 24, 2012 for its September 25, 2012 annual general meeting, as updated by Western Wind’s subsequent press releases through November 23, 2012.

-vii-

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained elsewhere in the Offer to Purchase and Circular. Shareholders are urged to read the Offer to Purchase and Circular in their entirety. Terms defined in the Glossary and not otherwise defined in this Summary have the respective meanings given to them in the Glossary, unless the context otherwise requires.

The Offer

The Offeror hereby offers to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares, other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the exercise of Options or Warrants, for consideration per Common Share of $2.50 in cash for each Common Share. See Section 1 of the Offer to Purchase, “The Offer”.

The Offer price of $2.50 per Common Share represents attractive consideration and a significant premium of 110% to the $1.19 per Common Share closing price of the Common Shares on TSXV on July 27, 2012 (the last trading day prior to Western Wind’s announcement of its sale process) and 20% to the $2.09 per Common Share closing price of the Common Shares on TSXV on August 28, 2012 (the last trading day prior to Brookfield Renewable’s announcement of its initial investment in Western Wind).

The Offer is being made only for Common Shares and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of such Options or Warrants and applicable Laws, exercise such Options or Warrants in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or Warrants will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Time for Acceptance

The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Toronto time) on January 28, 2013, unless the Offer is extended or withdrawn by the Offeror. Shareholders that support the Offer and wish it to be completed should deposit their Common Shares by such time. If the conditions to the Offer, including the non-waivable Independent Shareholder Approval Condition, are not satisfied or, as applicable, waived at or prior to the Expiry Time, the Offer will expire and there will be no opportunity to deposit Common Shares. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer” and Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”.

In the event that the Offeror takes up Common Shares deposited under the Offer, in order to comply with the provision of the Shareholder Rights Agreement relating to a “Permitted Bid,” the Offeror will make a public announcement that the Independent Shareholder Approval Condition has been satisfied and the take-over bid will remain open for deposits and tenders of Common Shares for not less than ten business days (as defined under the Shareholder Rights Agreement) from the date of such announcement in order to permit Shareholders that have not deposited Common Shares at the Expiry Time to deposit their Common Shares under the extended Offer (the “Deposit Extension Period”) after the date of such announcement and during which Shareholders may deposit Common Shares not previously deposited during the Offer.

The Offeror and Brookfield Renewable

The Offeror was incorporated on August 22, 2012 under the Laws of Ontario and is an indirect subsidiary of Brookfield Renewable. The Offeror was formed for the purpose of acquiring Common Shares and Warrants and has not carried on any other business. The Offeror’s registered office is located at Brookfield Place, 181 Bay Street, Suite 300, Toronto, ON M5J 2T3.

Brookfield Renewable is a TSX listed Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Brookfield Renewable’s registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

The Brookfield Renewable Group owns one of the world’s largest, publicly-traded, pure-play renewable power portfolios with over 5,300 MW of installed capacity and long-term average generation of approximately 19,865 GWh annually. The portfolio includes 176 hydroelectric generating stations on 69 river systems and seven wind facilities totaling 778 MW. The Brookfield Renewable Group has three hydro facilities under construction (that are scheduled to be commissioned within the next 24 months) that will grow the aggregate capacity of its portfolio by approximately 93 MW. The portfolio is diversified across 11 power markets in Canada, the United States and Brazil, providing significant geographic and operational diversification.

As of the date hereof, Brookfield Renewable indirectly owns and controls 11,004,609 Common Shares, representing approximately 15.9% of the issued and outstanding Common Shares, and 319,741 Warrants that, if exercised, would represent approximately an additional 0.5% of the presently issued and outstanding Common Shares.

Western Wind

Western Wind is a corporation existing under the BCBCA. Western Wind’s registered office is located at Suite 300 — 576 Seymour Street, Vancouver, BC V6B 3K1.

Western Wind is a renewable energy production company that currently owns wind and solar generation facilities with 165 MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns development assets for both solar and wind energy in the U.S. and Canada. Western Wind is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on TSXV under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

Western Wind owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120 MW Windstar, 4.5 MW Windridge facilities in Tehachapi, and the 30 MW Mesa wind generation facility near Palm Springs. The facility in Arizona is Western Wind’s 10.5 MW Kingman integrated solar and wind facility. Western Wind is further developing wind and solar energy projects in California, Arizona and Puerto Rico.

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire, on the terms and subject to the conditions of the Offer, all of the outstanding Common Shares (other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable). If the conditions of the Offer are satisfied or, as permitted, waived and the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror intends to acquire any Common Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Common Share at least equal in value to and in the same form as the consideration paid by the Offeror per Common Share under the Offer. See Section 5 of the Circular, “Purpose of the Offer and Plans for Western Wind”, and Section 10 of the Circular, “Acquisition of Common Shares Not Deposited”.

Benefits of the Offer

The Offeror and Brookfield Renewable believe that Shareholders will realize the following benefits from the Offer:

•

Significant Premium to Market. The Offer price represents attractive consideration and a significant premium of 110% to the $1.19 per Common Share closing price of the Common Shares on TSXV on July 27, 2012 (the last trading day prior to Western Wind’s announcement of its sale process) and 20% to the $2.09 per Common Share closing price of the Common Shares on TSXV on August 28, 2012 (the last trading day prior to Brookfield Renewable’s announcement of its initial investment in Western Wind).

•

Certainty to Sale Process. Western Wind launched its sale process on July 30, 2012, and since then, no alternative proposals for Shareholders to realize the value of their investment have been presented to Shareholders.

•

Realize Immediate Liquidity. The Common Shares are thinly traded on TSXV and the Offer provides an attractive liquidity event and an opportunity for Shareholders to realize cash proceeds and certainty of value for their entire investment.

•

Offer Structure Provides Western Wind Ample Time to Present Alternatives. The Offeror has structured the Offer to allow Western Wind to have adequate time to conclude its announced sale process. The Offer is open for acceptance for 60 days until January 28, 2013 at 5:00 p.m. (Toronto time), following which time it will expire. This provides ample time for Shareholders to consider the Offer or for a superior proposal to be presented to Shareholders.

•

Avoid Uncertainty of Continued Investment in Western Wind. Western Wind faces significant competition from larger companies in a rapidly-consolidating renewable power industry and has a high cost of capital. If Shareholders do not tender to the Offer and no other offer emerges, both the price and liquidity of the Common Shares may decline.

Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to applicable Laws, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, the Offeror will have the right to withdraw the Offer and not take up nor pay for any Common Shares deposited under the Offer, and will have the right to extend the period of time during which the Offer is open for acceptance, unless all of the conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer” are satisfied, determined in the Offeror’s sole judgment, or, as permitted, waived by the Offeror at or prior to the Expiry Time.

The Offer is conditional on, among other things (i) there shall have been validly deposited under the Offer and not withdrawn more than 50% of the Voting Shares held by Independent Shareholders (the “Independent Shareholder Approval Condition”); (ii) there shall not have occurred a material change to the capitalization of Western Wind; and (iii) the Offeror having determined that there shall not exist and shall not have occurred, and that the Offer if completed, will not be reasonably likely to cause or result in, a Material Adverse Effect. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Manner of Acceptance

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal.

If a Shareholder wishes to deposit Common Shares under the Offer and either (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited validly under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof, in accordance with the instructions in the Notice of Guaranteed Delivery. See Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent’s Message are received by the Depositary at or prior to the Expiry Time.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares if they wish to accept the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders should contact the Depositary or the Information Agent for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Take-Up and Payment for Deposited Common Shares

If all of the conditions of the Offer described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, have been satisfied, or, as permitted, waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited under the Offer after the date on which Common Shares are first taken up by the Offeror under the Offer but prior to the Expiry Time will be taken up and paid for not later than ten business days after such deposit. Any Common Shares deposited during the Deposit Extension Period will be taken up immediately and paid for promptly. See Section 6 of the Offer to Purchase, “Take-Up of and Payment for Deposited Common Shares”.

The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn under the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Laws, the Offeror expressly reserves the right, in its sole discretion to, on, or after the initial Expiry Time, withdraw the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”, is not satisfied or, as permitted, waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

If, prior to the Expiry Time, the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

Withdrawal of Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror under the Offer and in the other circumstances described in Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”. Except as so indicated or as otherwise required by applicable Laws, deposits of Common Shares are irrevocable.

Acquisition of Common Shares Not Deposited

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the Common Shares to which the Offer relates, other than Common Shares held at the date of the Offer by, or by a nominee for, the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable, the Offeror intends, subject to compliance with all applicable Laws, to acquire (the “Compulsory Acquisition”) all the remaining Common Shares on the same terms that the Common Shares were acquired pursuant to the Offer, pursuant to the provisions of Section 300 of the BCBCA.

If the Offeror acquires less than 90% of the Common Shares under the Offer, the right of Compulsory Acquisition described above is not available for any reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror may, at its option, pursue other means of acquiring the remaining Common Shares not deposited under the Offer pursuant to a Subsequent Acquisition Transaction

If the Offeror proposes a Subsequent Acquisition Transaction, the Offeror intends to cause the Common Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by applicable Laws, to be counted as part of any minority approval that may be required in connection with such transaction. The timing and details of such a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including the number of Common Shares acquired pursuant to the Offer. If, after taking up Common Shares under the Offer, the Offeror owns at least 66  2/3% of the outstanding Common Shares on a Fully-Diluted Basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” pursuant to MI 61-101, the Offeror should own sufficient Common Shares to be able to effect a Subsequent Acquisition Transaction. See Section 10 of the Circular, “Acquisition of Common Shares Not Deposited”.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any right of dissent or appraisal. However, Shareholders who do not deposit their Common Shares under the Offer may have certain rights of dissent in the event the Offeror elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their Common Shares. See Section 10 of the Circular, “Acquisition of Common Shares Not Deposited”.

Stock Exchange Listing

The Common Shares are listed on TSXV under the symbol “WND” and in the United States on the OTCQX under the symbol “WNDEF”. If permitted by applicable Law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Common Shares from TSXV and to cause Western Wind to cease to be a reporting issuer under the securities Laws of each province in Canada in which it has such status. See Section 5 of the Circular, “Purpose of the Offer and Plans for Western Wind”.

Certain Canadian Federal Income Tax Considerations

Generally, a Resident Holder who disposes of Common Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount, if any, by which the amount received for such Common Shares pursuant to the Offer, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the Common Shares immediately before the disposition.

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares pursuant to the Offer, unless the Common Shares are “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is a very brief summary of certain principal Canadian federal income tax consequences and is qualified in its entirety by Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations”, which provides a summary of certain material Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Options and Warrants should consult their own tax advisors having regard to their own personal circumstances.

Certain United States Federal Income Tax Considerations

In general, a U.S. Holder (as defined in Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”) who disposes of the Common Shares pursuant to the Offer as currently contemplated should recognize a capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (a) the amount of any cash received by the U.S. Holder pursuant to the Offer and (b) such U.S. Holder’s adjusted tax basis in the Common Shares so disposed.

Backup withholding and information reporting may also apply to U.S. Holders participating in the Offer.

The foregoing is a very brief summary of certain United States federal income tax consequences of the Offer and is qualified in its entirety by Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”, which provides a summary of certain material United States federal income tax considerations generally applicable to U.S. Holders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Options and Warrants should consult their own tax advisors having regard to their own personal circumstances.

Depositary and Information Agent

The Offeror has engaged Canadian Stock Transfer Company Inc. as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required by applicable Laws, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares. See Section 3 of the Offer to Purchase, “Manner of Acceptance”, and Section 16 of the Circular, “Depositary and Information Agent”.

The Offeror has engaged CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc., to act as the Information Agent in connection with the Offer. Questions and requests for assistance may be directed to the Information Agent for the Offer, at 1-800-336-5159 or by e-mail at inquiries@phoenixadvisorscst.com.

GLOSSARY

This Glossary forms a part of the Offer to Purchase and Circular. In the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless otherwise specified or the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below, and grammatical variations thereof shall have the corresponding meanings:

“Acquiring Person” has the meaning ascribed to that term in Section 2 of the Circular, “Western Wind — Shareholder Rights Agreement”;

“affiliate” has the meaning given to it in Part XX of the OSA or MI 62-104, as applicable;

“Agent’s Message” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance— Acceptance by Book-Entry Transfer”;

“allowable capital loss” has the meaning given to it in Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Common Shares Pursuant to the Offer”;

“associate” has the meaning given to in Part XX of the OSA or MI 62-104, as applicable;

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time;

“Beneficial Ownership” has the meaning ascribed to that term in Section 2 of the Circular, “Western Wind — Shareholder Rights Agreement”;

“Board of Directors” means the board of directors of Western Wind and “Directors” means directors of Western Wind;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account at CDS or DTC, as applicable;

“Brookfield” means Brookfield Asset Management Inc.;

“Brookfield Group” means Brookfield and its subsidiaries;

“Brookfield Renewable” means Brookfield Renewable Energy Partners L.P., a limited partnership established under the Laws of Bermuda;

“Brookfield Renewable Group” means Brookfield Renewable, Brookfield Renewable Energy L.P. and their subsidiaries, taken together;

“business day” means any day other than a Saturday, a Sunday or a statutory holiday in any province or territory in Canada;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which at the date hereof is CDS & Co.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the circular accompanying and forming part of the Offer;

“Code” has the meaning given to it in Section 15 of the Circular, “Certain United States Federal Income Tax Considerations — Scope of this Disclosure — Authorities”;

“Common Shares” means the issued and outstanding common shares of Western Wind including common shares of Western Wind issued on the exercise of Options and/or Warrants, and “Common Share” means any one common share of Western Wind;

“Compulsory Acquisition” has the meaning given to it in Section 10 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Court” means the Supreme Court of British Columbia;

“CRA” has the meaning given to it in Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Depositary” means Canadian Stock Transfer Company Inc.;

“Deposited Common Shares” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance—Dividends and Distributions”;

“Deposit Extension Period” has the meaning given to it in Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”;

“Distributions” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Dividends and Distributions”;

“DOJ” means the U.S. Department of Justice;

“DTC” means The Depositary Trust Company or its nominee, which at the date hereof is Cede & Co.;

“Effective Time” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Power of Attorney”;

“Eligible Institution” means a Canadian Schedule I chartered bank, or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP);

“Expiry Time” means 5:00 p.m. (Toronto time) on January 28, 2013, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”;

“Flip-in Event” has the meaning ascribed to that term in Section 2 of the Circular, “Western Wind — Shareholder Rights Agreement”;

“FTC” means the U.S. Federal Trade Commission;

“Fully-Diluted Basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares (including Options and Warrants) were exercised;

“Holder” has the meaning given to it in Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder;

“Independent Shareholder Approval Condition” has the meaning given to it in Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“Independent Shareholders” means holders of outstanding Voting Shares, other than:

(i)	any Acquiring Person (as defined in the Shareholder Rights Agreement)

(ii)	any Offeror (as defined in the Shareholder Rights Agreement);

(iii)	any Affiliate or Associate (each as defined in the Shareholder Rights Agreement) of any Acquiring Person or Offeror;

(iv)	any Person (as defined in the Shareholder Rights Agreement) acting jointly or in concert with any Acquiring Person or Offeror, or with any Affiliate or Associate of any Acquiring Person or Offeror; and

(v)	any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of Western Wind unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid (as defined in the Shareholder Rights Agreement);

“Information Agent” means CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc.;

“insider” has the meaning given to it in the OSA or MI 62-104, as applicable;

“IRS” has the meaning given to it in Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Laws” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, policies, directives or other requirements of any Regulatory Authority having the force of law and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer (printed on YELLOW paper);

“Mark-to-Market Election” has the meaning given to it in Section 15 of the Circular, “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations”;

“Material Adverse Effect” means any condition, event, circumstance, change, effect, development, occurrence or state of facts which, when considered either individually or in the aggregate, (i) is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results or prospects of operations of Western Wind and its subsidiaries taken as a whole, (ii) could be reasonably expected to reduce the anticipated economic value to the Offeror and Brookfield Renewable or their affiliates of the acquisition of the Common Shares or make it inadvisable for, or impair the ability of, the Offeror and Brookfield Renewable to proceed with the Offer and/or with taking up and paying for Common Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction or (iii) could, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, be material and adverse to the Offeror or Brookfield Renewable or any of its affiliates or which could limit, restrict or impose limitations or conditions on the ability of the Offeror or Brookfield Renewable or any of its affiliates to own, operate or effect control over Western Wind or any material portion of the business or assets of Western Wind or its subsidiaries or would compel the Offeror or Brookfield Renewable or any of its affiliates to dispose of or hold separate any material portion of the business or assets of Western Wind or its subsidiaries;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 — Take-over Bids and Issuer Bids, as amended or replaced from time to time;

“Non-Resident Holder” has the meaning given to it in Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer (printed on PINK paper);

“Offer” means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms and subject to the conditions set out herein;

“Offer to Purchase” means the offer to purchase accompanying the Circular and forming part thereof;

“Offer to Purchase and Circular” means the Offer to Purchase and the Circular, including the Summary and the Glossary to the Offer to Purchase and Circular;

“Offeror” means WWE Equity Holdings Inc., a corporation formed under the Laws of Ontario and an indirect subsidiary of Brookfield Renewable;

“Offeror’s Notice” has the meaning given to it in Section 10 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Options” means the options to acquire Common Shares granted pursuant to any of Western Wind’s existing stock option plans;

“Ordinary Course” means, with respect to an action taken by Western Wind or any of its subsidiaries, that such action is consistent with prudent practices in the electricity generation industry and is taken in the ordinary course of the normal day-to-day operations of Western Wind, provided that any actions and omissions to act undertaken in the furtherance of the transactions contemplated by the Offer shall be deemed to be in the Ordinary Course;

“OSA” means the Securities Act (Ontario), as amended from time to time;

“Permitted Bid” is a take-over bid made by an offeror by means of a take-over bid circular sent to holders of Common Shares and which complies with the following additional provisions:

(i)	the take-over bid (as defined in the Shareholder Rights Agreement) is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of Western Wind, other than the Offeror;

(ii)	the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(iii)	the take-over bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time described in paragraph (ii) above unless the take-over bid is withdrawn and that any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(iv)	the take-over bid contains an irrevocable and qualified provision that if the deposit condition set forth in paragraph (ii) is satisfied the Offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares for not less than ten (10) business days (as defined under the Shareholder Rights Agreement) from the date of such pubic announcement;

“person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative;

“PFIC” has the meaning given to it in Section 15 of the Circular, “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations”;

“Proposed Amendments” has the meaning given to it in Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Purchased Securities” has the meaning given to it in Section 3 of the Offer to Purchase, “Manner of Acceptance — Power of Attorney”;

“QEF Election” has the meaning given to it in Section 15 of the Circular, “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations”;

“Registered Plans” has the meaning given to it in Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Potential Delisting”;

“Regulatory Authority” means:

(a)	any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) or taxing authority thereof, or any ministry or department or agency of any of the foregoing;

(b)	any self-regulatory organization or stock exchange, including, without limitation, TSXV and OTCQX;

(c)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

“Remaining Shareholder” means each holder of Common Shares to whom the Offer was made but who did not accept the Offer;

“Resident Holder” has the meaning given to it in Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”;

“Restricted Event” means with respect to Western Wind and its subsidiaries:

(a)	any material purchase, licence, lease or acquisition of an interest in assets;

(b)	any material sale, licence, lease, pledge or disposition of an interest in assets;

(c)	any amendment to the articles or by-laws;

(d)	any amendment to the Shareholder Rights Agreement (or the entering into of any new shareholder rights plan);

(e)	any material expenditures, except material expenditures in respect of which Western Wind has entered into legally binding agreements to incur in the Ordinary Course;

(f)	any material transaction with a related party;

(g)	entering into, instituting, modifying or terminating any agreement, arrangement or benefit plan with any senior officers, employees, consultants or Directors other than in the Ordinary Course;

(h)	changing the compensation paid by Western Wind or an affiliate of Western Wind to their Directors, officers, employees or consultants, including the granting of additional Options, Warrants, bonuses, awards or increased benefits, or the circumstances under which such compensation would be payable, including as a result of or in connection with the transactions contemplated by the Offer (other than in accordance with terms publicly disclosed by Western Wind prior to November 23, 2012 or changes in the Ordinary Course);

(i)	any release, relinquishment or impairment of, or any threat to, any material contractual rights, leases, licences or other statutory rights;

(j)	(A) incurring or committing to incur any material indebtedness for borrowed money or issuing any debt securities, except for borrowings in the Ordinary Course, (B) incurring or committing to incur, or guaranteeing, endorsing or otherwise becoming responsible for, any other material liability, obligation or indemnity or the obligation of any other person, or (C) making any loans or advances to persons other than wholly-owned subsidiaries, except in the Ordinary Course;

(k)	declaring, paying, authorizing or making any distribution or payment of or on any of its securities;

(l)	any material change to the capitalization of Western Wind or any of its subsidiaries, including any issuance, authorization, adoption or proposal regarding the issuance of, or purchase, or proposal to purchase, any Common Shares or securities convertible into Common Shares (other than pursuant to the exercise of Options or Warrants or other convertible securities issued prior to November 23, 2012); and

(m)	any take-over bid or tender offer (including, without limitation, an issuer bid or self-tender offer) or exchange offer, merger, amalgamation, plan or arrangement, reorganization, consolidation, business combination, joint-venture, reverse take-over, sale of substantially all of its assets, sale of securities, recapitalization, liquidation, dissolution, winding up or similar transaction involving Western Wind or any of its subsidiaries or any other transaction the consummation of which would or could reasonably be expected to have a Material Adverse Effect;

“Right” means a right to purchase Common Shares on and subject to the terms of the Shareholder Rights Agreement;

“SEC” means the U.S. Securities and Exchange Commission;

“Second Request” has the meaning ascribed thereto in Section 13 of the Circular, “Regulatory Matters”;

“Securities Regulatory Authorities” means TSXV, OTCQX, the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada and the SEC;

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval website at www.sedar.com;

“Separation Time” has the meaning ascribed to that term in Section 2 of the Circular, “Western Wind –Shareholder Rights Agreement”;

“Shareholder” means a holder of Common Shares;

“Shareholder Rights Agreement” means Western Wind’s Shareholder Protection Rights Plan Agreement dated April 5, 2005, as amended on May 17, 2010;

“Subsequent Acquisition Transaction” has the meaning given to it in Section 10 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”;

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and shall include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary;

“take up”, in reference to Common Shares, means to accept such Common Shares for payment by giving written notice of such acceptance to the Depositary and “take-up”, “taking up” and “taken up” have corresponding meanings;

“Tax Act” has the meaning given to it in Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning given to it in Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Common Shares Pursuant to the Offer”;

“TSX” means Toronto Stock Exchange;

“TSXV” means TSX Venture Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning given to it in Section 15 of the Circular, “Certain United States Federal Income Tax Considerations — Scope of this Disclosure — U.S. Holders”;

“Voting Shares” means the Common Shares and any other shares of Western Wind entitled to vote generally and at all times for the election of Directors;

“Warrants” means share purchase warrants to acquire Common Shares;

“Western Wind” means Western Wind Energy Corp., a corporation existing under the BCBCA; and

“Western Wind Entities” has the meaning given to it in Section 4 of the Offer to Purchase, “Conditions of the Offer”.

OFFER TO PURCHASE

The accompanying Circular, which is incorporated into and forms part of the Offer to Purchase, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, terms used but not defined in the Offer to Purchase have the respective meanings given to them in the accompanying Glossary.

November 26, 2012

TO: THE HOLDERS OF COMMON SHARES OF WESTERN WIND ENERGY CORP.

1.	The Offer

The Offeror hereby offers to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares, other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the exercise of Options or Warrants, for consideration per Common Share of $2.50 in cash for each Common Share.

The Offer is being made only for Common Shares and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of such Options or Warrants and applicable Laws, exercise such Options or Warrants in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or Warrants will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

All cash payable under the Offer will be denominated in Canadian dollars.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Shareholders who do not deposit their Common Shares under the Offer may have certain rights of dissent in the event the Offeror elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their Common Shares. See Section 10 of the Circular, “Acquisition of Common Shares Not Deposited”.

Shareholders should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

2.	Time for Acceptance

The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Toronto time) on January 28, 2013, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror. If all of the conditions to the Offer have been satisfied (including the Independent Shareholder Approval Condition) or, as permitted, waived by the Offeror at or prior to the Expiry Time, the Offeror will make a public announcement of that fact and the Offer will remain open for deposits and tenders of Common Shares for the Deposit Extension Period (being ten business days (as defined under the Shareholder Rights Agreement) from the date of any such announcement).

Shareholders that support the Offer and wish it to be completed should deposit their Common Shares by 5:00 p.m. (Toronto time) on January 28, 2013. If the conditions to the Offer, including the non-waivable Independent Shareholder Approval Condition, are not satisfied or, as applicable, waived at or prior to the Expiry Time, the Offer will expire and there will be no opportunity to deposit Common Shares.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)	certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer, properly completed and executed in accordance with the instructions set out in the Letter of Transmittal (including signature guarantee if required); and

(c)	all other documents required by the terms of the Offer and the Letter of Transmittal.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

The signature on the Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder which is an Eligible Institution) if it is signed by a person other than the registered owner(s) of the Common Shares being deposited, or if the Common Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Western Wind, or if payment is to be issued in the name of a person other than the registered owner(s) of the Common Shares being deposited. If a Letter of Transmittal is executed by a person other than the registered holder of the Common Shares represented by the certificate(s) deposited therewith, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Common Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “— Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “— Acceptance by Book-Entry Transfer”.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)	the certificate(s) representing all Deposited Common Shares, together with a Letter of Transmittal, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required thereby, are received by the Depositary at its office specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on TSXV after the Expiry Time.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a signature guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to an address or transmission by facsimile to a facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit of such Common Shares under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit under and in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as described below) in respect thereof or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Common Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal, properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

General

In all cases, payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificates representing the Common Shares or book-entry transfer of Common Shares into the appropriate account, a Letter of Transmittal, properly completed and duly executed, covering those Common Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, or in the case of Common Shares deposited by book-entry transfer, a Book-Entry Confirmation and, in the case of DTC accounts, a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in respect thereof, and any other required documents.

The method of delivery of certificates representing Common Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that all such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

Shareholders whose Common Shares are registered in the name of a nominee should contact their broker, dealer, bank, trust company or other nominee if they wish to accept the Offer. All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole judgment. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any applicable jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in any deposit of any Common Shares. There shall be no duty or obligation on the

Offeror, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Under no circumstance will interest accrue or any amount to be paid by the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares if they wish to accept the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares covered by the Letter of Transmittal or book-entry transfer (collectively, the “Deposited Common Shares”) and in and to all rights and benefits arising from such Deposited Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that the Offeror takes up the Deposited Common Shares, each director and officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Common Shares (which Deposited Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities, to the extent consisting of securities, on the appropriate securities registers maintained by or on behalf of Western Wind;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Western Wind;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities, all as set out in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Western Wind and, except as may otherwise be agreed with the Offeror, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such Shareholder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement; Shareholder’s Representations and Warranties

The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up the Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes a representation and warranty by the depositing Shareholder that (a) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and all rights and benefits arising from such Deposited Common Shares including, without limitation, any Distributions, (b) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Common Shares and any Distributions deposited under the Offer, (c) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares or Distributions, to any other person, (d) the deposit of the Deposited Common Shares and Distributions complies with applicable Laws, and (e) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to applicable Laws, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, the Offeror will have the right to withdraw the Offer and not take up nor pay for any Common Shares deposited under the Offer, and will have the right to extend the period of time during which the Offer is open for acceptance, unless all of the following conditions are satisfied, as determined in the Offeror’s sole judgment, or, as permitted, waived by the Offeror at or prior to the Expiry Time:

(a)	there shall have been validly deposited or tendered under the Offer and not withdrawn more than 50% of the Voting Shares held by Independent Shareholders (the “Independent Shareholder Approval Condition”);

(b)	the Offeror shall have determined that neither Western Wind nor any of its subsidiaries or associates or other entities in which it has a direct or indirect interest (collectively, “Western Wind Entities”) shall have taken or proposed to take any action or failed to take any action, or disclosed any previously undisclosed action or inaction by any of them, and no other person shall have taken any action or proposed to take any action or failed to take any action, that might result in a Material Adverse Effect;

(c)	there shall not exist and shall not have occurred (or, if there does exist or shall have occurred prior to November 23, 2012, there shall not have been disclosed, generally or to the Offeror or Brookfield Renewable in writing, or the Offeror or Brookfield Renewable shall not otherwise have discovered), and the Offer, if completed, will not be reasonably likely to cause or result in, a Material Adverse Effect;

(d)	with respect to the Shareholder Rights Agreement, the Offeror shall have determined that (i) on terms satisfactory to the Offeror, the Board of Directors shall have redeemed all outstanding Rights issued or issuable pursuant to the Shareholder Rights Agreement or waived the application of the Shareholder Rights Agreement to the acquisition of Common Shares by the Offeror or any of their respective affiliates under the Offer and in any Subsequent Acquisition Transaction, (ii) the Shareholder Rights Agreement does not and will not materially adversely affect the ability of the Offeror to consummate the Offer or any Subsequent Acquisition Transaction or render the consummation of the Offer or any Subsequent Acquisition Transaction more costly to the Offeror, (iii) a binding cease trading order or an injunction shall have been issued by the applicable regulatory authorities or a court of competent jurisdiction that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Common Shares upon the exercise of the Rights in relation to the Offer or any Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect, or (iv) a court of competent jurisdiction shall have rendered a final and non-appealable order that the Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer or any Subsequent Acquisition Transaction. This condition shall apply mutatis mutandis to any new shareholder rights plan adopted by Western Wind;

(e)	all government or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, those of any stock exchange or other Securities Regulatory Authorities) that are necessary or desirable to:

(i)	complete the Offer and the acquisition of Common Shares; and

(ii)	to prevent or avoid the occurrence of a Material Adverse Effect as a result of the completion of the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction,

shall have been obtained or concluded on terms and conditions satisfactory to the Offeror and Brookfield Renewable, and all regulatory notice and waiting or suspensory periods in respect of the foregoing shall have expired or been terminated;

(f)	the requisite third party consents that the Offeror may consider to be necessary or desirable as a result of the change of control of Western Wind pursuant to the Offer shall have been obtained on terms satisfactory to the Offeror and Brookfield Renewable;

(g)	the Offeror shall have determined that (x) no act, action, suit or proceeding shall have been threatened, taken or commenced by or before, and no judgment or order shall have been issued by, any domestic or foreign elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity), any governmental agency or regulatory authority or administrative agency or commission in Canada, the United States or elsewhere, any domestic or foreign court, tribunal or other regulatory authority or any other person in any case, whether or not having the force of Law, and (y) no Laws shall have been proposed, enacted, promulgated, amended or applied, in either case:

(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the making of the Offer, the purchase by or the sale to the Offeror of the Common Shares, the right of the Offeror to own or exercise full rights of ownership over the Common Shares, or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction or which could have any such effect; or

(ii)	which has had or could have a Material Adverse Effect;

(h)	the Offeror shall have determined that there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(i)	the Offeror shall have determined that there shall not exist (i) any term, covenant or condition in any of the instruments or agreements to which any of Western Wind, its subsidiaries, associates or Western Wind Entities is a party or to which they or any of their properties or assets are subject that might make it inadvisable for the Offeror to proceed with the Offer or with taking up and paying for Common Shares deposited under the Offer, or (ii) any other term, covenant or condition that may be breached or result in a default or permit third parties to exercise any rights against any of Western Wind or its subsidiaries, associates or Western Wind Entities which would have an adverse effect on Western Wind or any of its subsidiaries, associates or Western Wind Entities as a result of the Offeror making the Offer or acquiring Common Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction;

(j)	the Offeror shall have determined that neither Western Wind nor any other person has taken any action or proposed to take any action or failed to take any action, or disclosed any previously undisclosed action or inaction by them (in each case other than an action or failure to take an action specifically and publicly disclosed by Western Wind prior to November 23, 2012), that might make it inadvisable for the Offeror to proceed with this Offer and/or to take up and pay for Common Shares deposited under this Offer including, without limitation, a Restricted Event;

(k)	the Offeror shall have determined that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever that adversely affects or involves, or may adversely affect or involve, the financial markets in Canada or the United States generally or that has made or may make it inadvisable for the Offeror to proceed with the Offer or take up and pay for Common Shares under the Offer;

(l)	the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Western Wind with any securities regulatory authority in any of the provinces or territories of Canada or the United States;

(m)

the Offeror, Brookfield Renewable or an affiliate of the Offeror or Brookfield Renewable and Western Wind shall not have entered into an agreement subsequent to the date of the Offer providing, among other things, for Western Wind to call a special meeting of Shareholders to consider an amalgamation, statutory arrangement, capital reorganization or other transaction involving Western Wind and the Offeror, Brookfield Renewable or an affiliate of the Offeror or Brookfield Renewable for the purpose of enabling the Offeror, Brookfield Renewable or an affiliate of the Offeror or Brookfield Renewable to acquire all of the issued and outstanding Common Shares (other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable);

(n)	all outstanding options (including Options), warrants (including Warrants) or other conversion or exchange rights, if any, to acquire Common Shares (other than Rights) shall have been exercised or otherwise dealt with on terms satisfactory to the Offeror; and

(o)	the Directors shall have committed (i) to effect an orderly transition of the Board of Directors contemporaneously with or forthwith after the Offeror takes up and pays for the Common Shares, including, if requested, resigning in favour of such nominees as may be specified by the Offeror and (ii) to release Western Wind from all claims as directors, other than existing rights to indemnification and insurance and customary directors fees and expenses for attendance at meetings of the Board of Directors.

The foregoing conditions are for the exclusive benefit of the Offeror and Brookfield Renewable. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror giving rise to any such assertions). Unless precluded from doing so by applicable Law, the Offeror may waive any of the foregoing conditions in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have; provided, however, that the Offeror will not waive the Independent Shareholder Approval Condition. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right; the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders thereof in the manner set forth in Section 10 of the Offer to Purchase, “Notices and Delivery”, and shall provide a copy of the aforementioned notice to TSXV. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificates representing deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror’s expense. See Section 8 of the Offer to Purchase, “Return of Deposited Common Shares”.

5.	Extension, Variation or Change in the Offer

The Offer is open for acceptance from the date of the Offer until, but not after, the Expiry Time, subject to extension or variation in the Offeror’s sole discretion, unless the Offer is withdrawn by the Offeror.

Subject to the limitations hereafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set out in Section 10 of the Offer to Purchase, “Notices and Delivery”, to all registered Shareholders whose Common Shares have not been taken up prior to the extension or variation and to all holders of Options or Warrants. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to TSXV. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied, the Offer will not expire before ten business days after the notice of such variation has been given to the Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by Securities Regulatory Authorities.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, a notice of change, or a notice of variation that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter, to provide notice of such change in the manner set out in Section 10 of the Offer to Purchase, “Notices and Delivery”, to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change and to all holders of Options or Warrants. As soon as practicable after giving notice of the change in information to the Depositary, the Offeror will make a public announcement of the change in information to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to TSXV and the applicable Securities Regulatory Authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended (other than to provide for the Deposit Extension Period) by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with at or immediately prior to the Expiry Time, unless the Offeror first takes up all Common Shares deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”.

If, prior to the Expiry Time, the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

In the event that the Offeror takes up Common Shares deposited under the Offer, in order to comply with the provision of the Shareholder Rights Agreement relating to a “Permitted Bid”, the Offeror will make a public announcement that the Independent Shareholder Approval Condition has been satisfied and the take-over bid will remain open for deposits and tenders of Common Shares for not less than ten business days (as defined under the Shareholder Rights Agreement) from the date of such announcement in order to permit Shareholders that have not deposited Common Shares at the Expiry Time to deposit their Common Shares under the extended Offer (the “Deposit Extension Period”) after the date of such announcement and during which Shareholders may deposit Common Shares not previously deposited during the Offer. The Offeror will not amend the Offer to shorten or eliminate the Deposit Extension Period.

The Offeror will immediately take up and promptly pay for all Common Shares validly deposited during the Deposit Extension period with respect to the Offer.

6.	Take-Up of and Payment for Deposited Common Shares

If all of the conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, have been satisfied or, as permitted, waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than ten business days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited under the Offer after the date on which Common Shares are first taken up by the Offeror under the Offer but prior to the Expiry Time will be taken up and paid for not later than ten business days after such deposit. Any Common Shares deposited during the Deposit Extension Period will be taken up immediately and paid for promptly.

The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn under the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Laws, the Offeror expressly reserves the right, in its sole discretion to, on, or after the initial Expiry Time, withdraw the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer to Purchase, “Conditions of the Offer”, is not satisfied or, as permitted, waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary). Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making payments for Common Shares.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

All cash payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first-class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Western Wind. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

7.	Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 7 or as otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by the Offeror under the Offer;

(b)	if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, a notice of change or a notice of variation, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days or a variation consisting solely of a waiver of a condition of this Offer), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Securities Regulatory Authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (a) must be made by a method that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Common Shares which are to be withdrawn; and (c) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution.

If Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Common Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There is no duty or obligation of the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror’s other rights, Common Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of the Offeror until such Common Shares are withdrawn by Shareholders in accordance with this Section 7 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time at or prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 17 of the Circular, “Statutory Rights”.

8.	Return of Deposited Common Shares

Any Deposited Common Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal of the Offer, by either (a) sending certificates representing the Common Shares not purchased by first-class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Western Wind, or (b) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

9.	Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Offer, Western Wind should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any securities convertible into Common Shares, or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares.

If, on or after the date of the Offer, Western Wind should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities register maintained by or on behalf of Western Wind in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer to Purchase, “Conditions of the Offer”): (a) in the case of any such cash dividends, distributions or payments that in an aggregate amount do not exceed the cash consideration per Common Share payable, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares and the purchase price per Common Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividends, distributions or payments that in an aggregate amount exceeds the cash consideration per Common Share payable by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, securities, property, rights, assets or other interests, the whole of any such dividend, distribution, payment, securities, property, rights, assets or other interests (and not simply the portion that exceeds the purchase price per Common Share payable by the Offeror under the Offer) will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by the Offeror under the Offer or deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not described under Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered Shareholders (and to registered holders of Options or Warrants) at their respective addresses as shown on the register maintained by or on behalf of Western Wind in respect of the Common Shares and will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. Except as otherwise permitted by applicable Laws, if mail service is interrupted or delayed following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if (a) it is given to TSXV for dissemination through its facilities, (b) it is published once in the National Edition of The Globe and Mail or The National Post and in La Presse in Quebec, or (c) it is given to the Canada News Wire Service for dissemination through its facilities.

The Offer to Purchase and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders (and to registered holders of Options or Warrants) by first-class mail, postage prepaid, or made in such other manner as is permitted by applicable Laws and the Offeror will use its reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Western Wind in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed by a disruption of mail service. Persons entitled to cheques, certificates and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer to Purchase, “Notices and Delivery”. Notwithstanding Section 6 of the Offer to Purchase, “Take-Up of and Payment for Deposited Common Shares”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.	Market Purchases and Sales of Common Shares

Except as set forth below, the Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Common Shares (including Common Shares represented by Warrants) by making purchases through the facilities of TSXV or the OTCQX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Laws. In no event will the Offeror make any such purchases of Common Shares through the facilities of TSXV or the OTCQX until the third business day following the date of the Offer. The aggregate number of Common Shares (including Common Shares represented by Warrants) acquired in this manner will not exceed 5% of the Common Shares outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by applicable Laws immediately after the close of business of TSXV on each day on which such Common Shares have been purchased.

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, the Offeror reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time, subject to applicable Laws and to compliance with Section 2.7(2) of MI 62-104 or Section 93.4(2) of the OSA, as applicable.

For the purposes of this Section 12, the “Offeror” includes any person acting jointly or in concert with the Offeror.

13.	Other Terms of the Offer

(a)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably adorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b)	The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment under the Offer.

(c)	In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

(d)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary for the purposes of the Offer.

(e)	The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)	The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g)	The Offer to Purchase and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

DATED: November 26, 2012

WWE EQUITY HOLDINGS INC.

By:	(Signed) Richard Legault
Richard Legault
President and Chief Executive Officer

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

By:	(Signed) Richard Legault
Richard Legault
President and Chief Executive Officer of its manager, BRP Energy Group L.P.

The Offer to Purchase and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

CIRCULAR

This Circular is furnished in connection with the accompanying Offer to Purchase dated November 26, 2012 to purchase all of the issued and outstanding Common Shares (other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable). The terms and conditions of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Unless the context otherwise requires, terms used but not defined in the Circular have the respective meanings given to them in the accompanying Glossary.

Unless otherwise indicated, the information concerning Western Wind contained in the Offer to Purchase and Circular has been taken from or is based solely upon publicly available documents and records on file with Canadian Securities Regulatory Authorities and other public sources available at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, none of the Offeror or any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Western Wind to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to the Offeror. Unless otherwise indicated, information concerning Western Wind is given as of August 24, 2012. Unless otherwise specified, all references to the number of Common Shares outstanding (and the percentage of Common Shares owned by the Offeror, Brookfield Renewable or Brookfield Renewable’s subsidiaries) are based on the number of Common Shares outstanding as at August 24, 2012, as publicly disclosed in Western Wind’s management information circular dated August 24, 2012 for its September 25, 2012 annual general meeting, as updated by Western Wind’s subsequent press releases through November 23, 2012.

1.	The Offeror and Brookfield Renewable

The Offeror was incorporated on August 22, 2012 under the Laws of Ontario and is an indirect subsidiary of Brookfield Renewable. The Offeror was formed for the purpose of acquiring Common Shares and Warrants and has not carried on any other business. The Offeror’s registered office is located at Brookfield Place, 181 Bay Street, Suite 300, Toronto, ON M5J 2T3.

Brookfield Renewable is a TSX listed Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Brookfield Renewable’s registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

The Brookfield Renewable Group owns one of the world’s largest, publicly-traded, pure-play renewable power portfolios with over 5,300 MW of installed capacity and long-term average generation of approximately 19,865 GWh annually. The portfolio includes 176 hydroelectric generating stations on 69 river systems and seven wind facilities totaling 778 MW. The Brookfield Renewable Group has three hydro facilities under construction (that are scheduled to be commissioned within the next 24 months) that will grow the aggregate capacity of its portfolio by approximately 93 MW. The portfolio is diversified across 11 power markets in Canada, the United States and Brazil, providing significant geographic and operational diversification.

As of the date hereof, the Offeror and the Brookfield Renewable Group directly and indirectly own and control 11,004,609 Common Shares, representing approximately 15.9% of the issued and outstanding Common Shares, and 319,741 Warrants that, if exercised, would represent approximately an additional 0.5% of the presently issued and outstanding Common Shares.

2.	Western Wind

Western Wind is a corporation existing under the BCBCA. Western Wind’s registered office is located at Suite 300 — 576 Seymour Street, Vancouver, BC V6B 3K1.

Western Wind is a renewable energy production company that currently owns wind and solar generation facilities with 165 MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns development assets for both solar and wind energy in the U.S. and Canada. Western Wind is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on TSXV under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

Western Wind owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120 MW Windstar, 4.5 MW Windridge facilities in Tehachapi, and the 30 MW Mesa wind generation facility near Palm Springs. The facility in Arizona is Western Wind’s 10.5 MW Kingman integrated solar and wind facility. Western Wind is further developing wind and solar energy projects in California, Arizona and Puerto Rico.

Share Capital of Western Wind

Western Wind’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. The holders of Common Shares are entitled to one vote for each Common Share held, and shall be entitled to dividends if and when declared by the Board of Directors.

Holders of Common Shares are entitled on liquidation, to receive such assets of Western Wind as are distributable to the holders of the Common Shares. All of the Common Shares are fully paid and non-assessable.

Based solely on information contained in Western Wind’s management information circular dated August 24, 2012 for its September 25, 2012 annual general meeting, as updated by Western Wind’s subsequent press releases through November 23, 2012, the Offeror estimates that there were issued and outstanding 69,058,637 Common Shares, 1,921,032 Options and 3,922,746 Warrants. No preferred shares are issued and outstanding.

Based solely on the above information, the Offeror understands that, assuming the exercise of all Options and Warrants, 63,578,065 Common Shares would be subject to the Offer.

Trading in Common Shares of Western Wind

The closing prices of the Common Shares on TSXV and OTCQX on July 27, 2012, the last trading day prior to Western Wind’s announcement of its sale process were $1.19 and US$1.18 per Common Share, respectively, and the closing prices of the Common Shares on TSXV and OTCQX on November 23, 2012, the last trading day prior to the Offeror’s announcement of its intention to make the Offer, were $2.43 and US$2.40 per Common Share, respectively.

The following table sets forth, for the periods indicated, the reported high and low daily intraday trading prices and the aggregate volume of trading of the Common Shares on TSXV and OTCQX:

	TSXV			OTCQX
	Price Per Share (C$)			Price Per Share (US$)
Period	High	Low	Volume	High	Low	Volume
2012
November (through November 23)	2.50	2.30	2,259,655	2.48	2.34	69,756
October	2.67	2.44	4,081,526	2.63	2.47	107,380
September	2.67	2.26	5,950,509	2.67	2.31	395,233
August	2.35	1.82	5,365,219	2.39	1.83	402,627
July	1.89	1.14	4,541,931	1.87	1.13	224,650
June	1.50	1.08	1,698,868	1.41	1.14	102,250
May	1.79	1.28	1,240,523	1.74	1.41	52,218
April	1.86	1.42	1,934,261	1.82	1.51	45,850
March	1.94	1.63	1,482,641	1.92	1.66	72,810
February	1.98	1.66	1,834,804	1.96	1.68	110,265
January	2.10	1.75	2,900,740	2.08	1.74	104,651
2011
December	2.08	1.74	1,478,905	1.96	1.67	67,250
November	2.13	1.59	3,184,049	2.09	1.57	98,632

Shareholder Rights Agreement

The information that follows is only a summary of the material provisions of the Shareholder Rights Agreement, which information is obtained from public documents filed by Western Wind with the Securities Regulatory Authorities. The following summary does not purport to be complete and is qualified in its entirety by reference to the Shareholder Rights Agreement.

Pursuant to the Shareholder Rights Agreement, each Right will entitle the holder to purchase from Western Wind one Common Share at the exercise price of $50 per share, subject to adjustments, at any time after the Separation Time (as defined below); however, if a Flip-in Event (as defined below) occurs, each Right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two times the exercise price. The Rights are non-exercisable until Separation Time.

Until the Separation Time, the Rights will be evidenced by the outstanding certificates for Common Shares and the Rights will be transferred with, and only with, the Common Shares. As soon as practicable following the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Common Shares as of the close of business at the Separation Time and the separate Rights certificates will thereafter evidence the Rights.

The Rights will separate and trade apart from the Common Shares and become exercisable at the Separation Time. “Separation Time” generally means the close of business on the tenth trading day following the commencement or announcement of the intent of any person (an “Acquiring Person”) to commence a take-over bid, other than a Permitted Bid or Competing Permitted Bid (as defined in the Shareholder Rights Agreement).

A “Flip-in Event” will, in general terms, occur when a person becomes an Acquiring Person. Upon occurrence of a Flip-in Event, each Right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two times the exercise price;

however, any Rights beneficially owned by an Acquiring Person or by any direct or indirect transferees of such person, will be void. The term “Beneficial Ownership” is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert. There are several exemptions, including exemptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in the Take-Over Bid (as defined in the Shareholder Rights Agreement).

Permitted Bids are exempted from the operation of the Shareholder Rights Agreement. In summary, a Permitted Bid is a take-over bid made by way of a take-over bid circular, which complies with the following provisions:

(a)	It is made to all the holders of the Common Shares and for all those Voting Shares.

(b)	No Common Shares can be taken up and paid for before the close of business on a date which is not less than 60 days following the date of the take-over bid and unless more than 50% of Common Shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c)	Common Shares may be tendered at any time up to the expiry date set out in (b) above and may be withdrawn until taken up and paid for.

(d)	If the condition described in (b) above is satisfied, there will be a public announcement of that fact and the take-over bid will be open for a further period of 10 business days (as defined under the Shareholder Rights Agreement).

It is a condition of the Offer that, with respect to the Shareholder Rights Agreement, the Offeror shall have determined that (i) on terms satisfactory to the Offeror, the Board of Directors shall have redeemed all outstanding Rights issued or issuable pursuant to the Shareholder Rights Agreement or waived the application of the Shareholder Rights Agreement to the acquisition of Common Shares by the Offeror or any of their respective affiliates under the Offer and in any Subsequent Acquisition Transaction, or (ii) the Shareholder Rights Agreement does not and will not materially adversely affect the ability of the Offeror to consummate the Offer or any Subsequent Acquisition Transaction or render the consummation of the Offer or any Subsequent Acquisition Transaction more costly to the Offeror, or (iii) a binding cease trading order or an injunction shall have been issued by the applicable regulatory authorities or a court of competent jurisdiction that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Common Shares upon the exercise of the Rights in relation to the Offer or any Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect or (iv) a court of competent jurisdiction shall have rendered a final and non-appealable order that the Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer or any Subsequent Acquisition Transaction. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

The Offeror has structured the Offer to meet the requirements of the definition of a Permitted Bid under the Shareholder Rights Agreement and believes that the Offer constitutes a Permitted Bid under the Shareholder Rights Agreement. If the Board of Directors does not confirm that the Offer is a Permitted Bid or otherwise waive the application of the Shareholder Rights Agreement to the Offer and any Subsequent Acquisition Transaction, the Offeror may take legal action possibly including application to relevant Securities Regulatory Authorities to obtain orders to cease trade the exercise of the rights under the Shareholder Rights Agreement.

3.	Background to the Offer

On September 23, 2011, Mr. Ralf Rank, a Managing Partner of Brookfield and Chief Investment Officer of the Brookfield Renewable Group, first met with Mr. Jeffrey Ciachurski, Chief Executive Officer of Western Wind, together with Christopher Thompson, the Chief Financial Officer of Western Wind and a representative of one of Western Wind’s lenders in New York City. It was an introductory meeting held over dinner the purpose of which was to discuss the recently-announced formation of Brookfield Renewable. In addition, the representatives discussed the companies’ mutual presence in Tehachapi, California, and that there might be some ways to work together on development projects on adjoining lands or to assist Western Wind with possible bridge financing needs.

As a follow-up to this meeting, Mr. Rank, together with a representative of Brookfield’s Bridge Lending Fund, met with Mr. Ciachurski and an employee of Western Wind on October 18, 2011 in Miami where they discussed the possibility of the Brookfield Group providing Western Wind with interim corporate bridge financing. A written loan proposal was subsequently presented but it was not pursued by Western Wind.

On May 15, 2012, Western Wind announced the execution of a term sheet for the acquisition of a “wind development pipeline” from Champlain/GEI Wind Holdings (“CGEI Wind Acquisition”), for a purchase price of US$20 million to be paid by issuing 8,000,000 Common Shares.

On July 30, 2012, Western Wind announced that it was commencing a sale process for the company.

On July 31, 2012, Savitr Capital, LLC, a shareholder of Western Wind announced that it would be proposing an alternative slate of directors at the September 25, 2012 annual general meeting of Shareholders. Among the concerns noted by Savitr Capital, LLC in its press release dated July 31, 2012 were concerns with the CGEI Wind Acquisition and the resulting share dilution, corporate governance concerns, the high cost of Western Wind’s corporate debt, and the poor share price performance.

On August 2, 2012, Western Wind announced that it would not continue to pursue the CGEI Wind Acquisition. Western Wind also stated that it had identified three large U.S. electric utilities to move toward advanced discussions in the sale process.

On August 9, 2012 representatives of the Brookfield Group met with representatives of Western Wind’s largest institutional investor (the “Vendor”) to commence discussions regarding the sale of the Vendor’s interest in Western Wind. On August 29, 2012, the Brookfield Renewable Group announced that it had indirectly acquired an aggregate of 10,727,506 Common Shares and 319,741 Warrants pursuant to securities purchase agreements from the Vendor. The securities were acquired for cash consideration of $2.25 per Common Share and $1.00 per Warrant. The Brookfield Renewable Group subsequently purchased 277,103 additional Common Shares from the Vendor on the same terms pursuant to an option included in one of the securities purchase agreements.

On August 29, 2012, after Brookfield Renewable issued its press release regarding its purchase of Common Shares, Mr. Rank called Mr. Ciachurski to advise him of the press release and they agreed to meet in person at Western Wind’s offices in Vancouver on August 30, 2012.

On August 30, 2012, Mr. Rank and Ms. Patricia Bood, Senior Vice President of Legal Services and General Counsel of the Brookfield Renewable Group, met with Mr. Ciachurski, Mr. Thompson, and Western Wind’s external legal counsel. They discussed the basis on which the Brookfield Renewable Group could pursue a negotiated acquisition of Western Wind, while facilitating completion of and participating in Western Wind’s announced sale process.

Representatives of Western Wind indicated that if the Brookfield Renewable Group was interested in acquiring Western Wind, it would have to do so through the announced sale process and Western Wind issued a press release to this effect on September 4, 2012. Brookfield Renewable was asked to review the form of non-disclosure and standstill agreement for the sale process, which had been sent in advance of the August 30 meeting.

From September 5, 2012 until October 3, 2012, representatives of the Brookfield Renewable Group engaged with Western Wind and its advisors to negotiate a market-standard non-disclosure and standstill agreement with Western Wind. The main issue in the negotiations was the standstill provision whereby Western Wind required that Brookfield Renewable agree not to, among other things, make a bid for Western Wind for an extended period of time. It is customary for such a restriction to terminate early upon the announcement of an agreement or public offer to acquire the selling company by a third party, however, Western Wind refused to accept this customary language and negotiations with respect to the non-disclosure and standstill agreement ended.

As a result, Brookfield Renewable concluded that Western Wind was unwilling to allow Brookfield Renewable to participate in its announced sale process on market-standard terms.

On November 23, 2012, Brookfield Renewable announced its intention to make the Offer through the Offeror.

4.	Benefits of the Offer

The Offeror and Brookfield Renewable believe that Shareholders will realize the following benefits from the Offer:

•

Significant Premium to Market. The Offer price represents attractive consideration and a significant premium of 110% to the $1.19 per Common Share closing price of the Common Shares on TSXV on July 27, 2012 (the last trading day prior to Western Wind’s announcement of its sale process) and 20% to the $2.09 per Common Share closing price of the Common Shares on TSXV on August 28, 2012 (the last trading day prior to Brookfield Renewable’s announcement of its initial investment in Western Wind).

•

Certainty to Sale Process. Western Wind launched its sale process on July 30, 2012, and since then, no alternative proposals for Shareholders to realize the value of their investment have been presented to Shareholders.

•

Realize Immediate Liquidity. The Common Shares are thinly traded on TSXV and the Offer provides an attractive liquidity event and an opportunity for Shareholders to realize cash proceeds and certainty of value for their entire investment.

•

Offer Structure Provides Western Wind Ample Time to Present Alternatives. The Offeror has structured the Offer to allow Western Wind to have adequate time to conclude its announced sale process. The Offer is open for acceptance for 60 days until January 28, 2013 at 5:00 p.m. (Toronto time), following which time it will expire. This provides ample time for Shareholders to consider the Offer or for a superior proposal to be presented to Shareholders.

•

Avoid Uncertainty of Continued Investment in Western Wind. Western Wind faces significant competition from larger companies in a rapidly-consolidating renewable power industry and has a high cost of capital. If Shareholders do not tender to the Offer and no other offer emerges, both the price and liquidity of the Common Shares may decline.

5.	Purpose of the Offer and Plans for Western Wind

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire, on the terms and subject to the conditions of the Offer, all of the outstanding Common Shares (other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable).

If the conditions of the Offer are satisfied or, as permitted, waived and the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror intends to acquire any Common Shares not deposited under the Offer through a Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per Common Share at least equal in value to and in the same form as the consideration paid by the Offeror per Common Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Common Shares acquired pursuant to the Offer. Although the Offeror intends to propose either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror’s ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of Western Wind or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described in the Circular. See Section 10 of the Circular, “Acquisition of Common Shares Not Deposited”.

Plans for Western Wind

If the Offer is successful, the Offeror intends to effect certain changes with respect to the composition of the Board of Directors to allow designees of the Offeror to become members of the Board of Directors and to represent a majority of the Board of Directors (subject to applicable Laws). The Offeror has not yet developed any specific proposals with respect to Western Wind or its operations, or any changes in its assets, business strategies, management or personnel following the acquisition of the Common Shares pursuant to the Offer.

If permitted by applicable Law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Common Shares from TSXV and to cause Western Wind to cease to be a reporting issuer under the securities Laws of each province in Canada in which it has such status.

6.	Source of Funds

The Offeror’s obligation to purchase the Common Shares deposited under the Offer is not subject to any financing condition. The Offeror estimates that the maximum amount of cash payable to consummate the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, including to pay for Common Shares issued as a result of the exercise of Options and Warrants as well as related fees and expenses of the Offer is approximately $160 million.

Brookfield Renewable has a committed unsecured revolving credit facility available which will provide the Offeror with sufficient funds to finance the purchase of all Common Shares deposited under the Offer.

7.	Ownership of and Trading in Securities of Western Wind

Other than as disclosed below, none of (a) the Offeror, Brookfield Renewable, or any of their directors or senior officers or, (b) to the knowledge of such directors and senior officers after reasonable enquiry, (i) any associate of such directors or senior officers; (ii) any insider of the Offeror or Brookfield Renewable (other than a director or officer) or an associate or affiliate (both as defined in the OSA) of such insider; or (c) any person acting jointly or in concert with the Offeror or Brookfield Renewable, beneficially owns, directly or indirectly, or exercises control or direction over, any of the securities of Western Wind.

On August 29, 2012, Brookfield Renewable announced that it had indirectly acquired an aggregate of 10,727,506 Common Shares and 319,741 Warrants pursuant to securities purchase agreements with the Vendor. The securities were acquired for cash consideration of $2.25 per Common Share and $1.00 per Warrant. On October 16, 2012, Brookfield Renewable subsequently purchased 277,103 additional Common Shares from the Vendor on the same terms pursuant to an option included in one of the securities purchase agreements.

Each securities purchase agreement provides that, if at any time in the 12-month period following the date of such agreement, any person (including Brookfield Renewable) acquires all or substantially all of the assets of Western Wind or acquires all of the Common Shares (any such transaction being a “Price Protection Transaction”) then Brookfield Renewable will, in certain circumstances, pay to the Vendor a certain additional amount.

As a result of the acquisitions of securities, the Offeror and Brookfield Renewable now directly and indirectly own and control 11,004,609 Common Shares, representing approximately 15.9% of the issued and outstanding Common Shares, and 319,741 Warrants that, if exercised, would represent approximately an additional 0.5% of the presently issued and outstanding Common Shares.

No other securities of Western Wind are beneficially owned, nor is control or direction exercised over any of such securities, by the Offeror, Brookfield Renewable or their directors or officers. To the knowledge of the Offeror and Brookfield Renewable, after reasonable enquiry, no other securities of Western Wind are beneficially owned, nor is control or direction exercised over any of such securities, by any associate or affiliate of an insider of the Offeror or Brookfield Renewable, any insider of the Offeror or Brookfield Renewable other than a director or officer of the Offeror or Brookfield Renewable or any person acting jointly or in concert with the Offeror.

No persons beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights associated with the issued and outstanding Common Shares, other than affiliates of the Brookfield Renewable Group (as set out above).

Except as described above, to the knowledge of the Offeror, after reasonable enquiry, neither the Offeror nor any of its directors or officers, by any associate or affiliate of an insider of the Offeror, any insider of the Offeror other than a director or officer of the Offeror or any person acting jointly or in concert with the Offeror, purchased or sold any securities of Western Wind during the six-month period preceding the date of the Offer.

8.	Commitments to Acquire Securities of Western Wind

Other than the Offer and as disclosed above under Section 7 of the Circular, “Ownership of and Trading in Securities of Western Wind”, neither the Offeror or Brookfield Renewable nor, to the knowledge of the Offeror or Brookfield Renewable, after reasonable enquiry, any of its directors or officers, any associate or affiliate of an insider of the Offeror or Brookfield Renewable, any insider of the Offeror or Brookfield Renewable other than a director or officer of the Offeror or Brookfield Renewable or any person acting jointly or in concert with the Offeror or Brookfield Renewable, has entered into any agreements, commitments or understandings to acquire any securities of Western Wind.

9.	Other Material Facts

The Offeror has no knowledge of any material fact concerning the securities of Western Wind that has not been generally disclosed by Western Wind, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

10.	Acquisition of Common Shares Not Deposited

If the Offeror takes up and pays for Common Shares deposited under the Offer, the Offeror may, at its option, enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired under the Offer. There is no assurance that such transaction will be completed, in particular if the Offeror and its affiliates hold less than 66 2/3% of the outstanding Common Shares on a Fully-Diluted Basis following completion of the Offer.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the Common Shares to which the Offer relates, other than Common Shares held at the date of the Offer by, or by a nominee for, the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable, the Offeror intends, subject to compliance with all applicable Laws, to acquire (the “Compulsory Acquisition”) all the remaining Common Shares on the same terms that the Common Shares were acquired pursuant to the Offer, pursuant to the provisions of Section 300 of the BCBCA.

To exercise such statutory right, the Offeror must send written notice (the “Offeror’s Notice”) to each holder of Common Shares to whom the Offer was made but who did not accept the Offer (each, a “Remaining Shareholder”) within five months after the date of the Offer that the Offeror wants to acquire such Common Shares. If the Offeror’s Notice is sent to a Remaining Shareholder under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Common Shares of that Remaining Shareholder that were involved in the Offer for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the “Court”) orders otherwise on an application made by the Remaining Shareholder within two months after the date of the Offeror’s Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Common Shares held by the Remaining Shareholder and make any such consequential orders and give such directions as the Court considers appropriate. Unless the Court orders otherwise, the Offeror must, not earlier than two months after the date of the Offeror’s Notice, send a copy of the Offeror’s Notice to Western Wind and must pay or transfer to Western Wind the amount of cash or other consideration representing the price payable by the Offeror for the Common Shares that are referred to in the Offeror’s Notice. On receiving the copy of the Offeror’s Notice and the amount of cash or other consideration representing the price payable for the Common Shares referred to in the Offeror’s Notice, Western Wind will be required to register the Offeror as a Shareholder with respect to those Common Shares. Any such amount received by Western Wind for the Common Shares must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Western Wind, or by a trustee approved by the Court, in trust for the persons entitled to that sum.

Section 300 of the BCBCA also provides that if the Offeror has not sent the Offeror’s Notice to a Remaining Shareholder within one month after becoming entitled to do so, the Offeror must send a written notice to each Remaining Shareholder stating that the Remaining Shareholder, within three months after receiving such notice, may require the Offeror to acquire the Common Shares of that Remaining Shareholder that were involved in the Offer. If the Remaining Shareholder requires the Offeror to acquire its Common Shares in accordance with these provisions, the Offeror must acquire those Common Shares for the same price and on the same terms contained in the Offer.

The foregoing is a summary only of the rights of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which a Remaining Shareholder’s rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

See Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”, for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the Offeror acquires less than 90% of the Common Shares under the Offer, the right of Compulsory Acquisition described above is not available for any reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror may, at its option, pursue other means of acquiring the remaining Common Shares not deposited under the Offer, including causing one or more special meetings of the then Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization, amendment to its articles, consolidation or other transaction involving the Offeror and/or an affiliate of the Offeror and Western Wind and/or the Shareholders for the purpose of Western Wind becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of the Offeror (a “Subsequent Acquisition Transaction”). If the Offeror were to proceed with a Subsequent Acquisition Transaction, it is the Offeror’s current intention that the consideration to be paid to Shareholders pursuant to any such Subsequent Acquisition Transaction would be equal in amount to and in the same form as that payable under the Offer.

The timing and details of a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including the number of Common Shares acquired pursuant to the Offer. If after taking up Common Shares under the Offer the Offeror owns at least 66 2/3% of the outstanding Common Shares on a Fully-Diluted Basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” on a Fully-Diluted Basis pursuant to MI 61-101, as discussed below, the Offeror should own sufficient Common Shares to be able to effect a Subsequent Acquisition Transaction. There can be no assurances that the Offeror will pursue a Compulsory Acquisition or Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination”, the “related party transaction” provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror may be a “related party” of Western Wind for the purposes of MI 61-101, although the Offeror expects that any Subsequent Acquisition Transaction would be a “business combination” for purposes of MI 61-101 and that therefore the “related party transaction” provisions of MI 61-101 would not apply to the Subsequent Acquisition Transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Western Wind and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal take-over bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (which disclosure has been provided herein). The Offeror expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA and Western Wind’s constating documents may require the approval of 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any subsequent business combination, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities, all Shareholders other than (i) the Offeror, Brookfield Renewable and Brookfield Renewable’s subsidiaries (other than in respect of Common Shares acquired pursuant to the Offer as described below), (ii) any “interested party” (within the meaning of MI 61-101), (iii) certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers and (iv) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Common Shares acquired under the Offer as “minority” shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed not later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per

Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares. The Offeror currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

Whether or not a Subsequent Acquisition Transaction will be proposed, and the details of any such Subsequent Acquisition Transaction, including, without limitation, the timing of its implementation and the consideration to be received by the minority holders of Common Shares, will necessarily be subject to a number of considerations, including the number of Common Shares acquired pursuant to the Offer. Although the Offeror may propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Western Wind, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares (other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable) in accordance with applicable Laws, including, without limitation, a Subsequent Acquisition Transaction on terms not described in the Circular.

If the Offeror is unable to, or determines at its option not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Western Wind. Subject to applicable Laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Common Shares, or, subject to applicable Laws, may either sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer. See Section 12 of the Offer to Purchase, “Market Purchases and Sales of Common Shares”.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Legal and Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See “— Subsequent Acquisition Transaction” above.

Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

11.	Agreements, Commitments or Understandings

There are (a) no agreements, commitments or understandings made or proposed to be made between the Offeror, Brookfield Renewable and any of the directors or officers of Western Wind, including for any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Offer is successful, and (b) no agreements, commitments or understandings made or proposed to be made between the Offeror and any securityholder of Western Wind relating to the Offer.

There are no agreements, commitments or understandings between the Offeror, Brookfield Renewable and Western Wind relating to the Offer and the Offeror is not aware of any agreement, commitment or understanding that could affect control of Western Wind.

12.	Valuation Exemption

The Offeror, together with Brookfield Renewable and its affiliates, currently owns approximately 11,004,609 Common Shares, representing approximately 15.9% of the outstanding Common Shares. Accordingly, the Offer is an “insider bid” within the meaning of certain Canadian provincial securities legislation and MI 61-101, as the Offeror has, or is deemed to have, beneficial ownership of, or control over, directly or indirectly, more than 10% of the securities of Common Shares carrying more than 10% of the voting rights attached to all of Western Wind’s outstanding voting securities.

The applicable securities legislation and MI 61-101 require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator and filed with the applicable regulatory authorities, subject to certain exemptions. In accordance with section 2.4(1)(a) of MI 61-101, the Offeror is exempt from the requirement to obtain a formal valuation on the basis that neither the Offeror nor any of its joint actors has, or has had within the preceding 12 months, any board or management representation in respect of Western Wind, or has knowledge of any material information concerning Western Wind or its securities that has not been generally disclosed.

To the knowledge of the Offeror, Brookfield Renewable and their directors and senior officers, after reasonably inquiry, no prior valuation has been made in respect of Western Wind in the last 24 months before the date of the Offer, other than the valuation completed by DAI Management Consultants, Inc., which was reportedly completed in August 2011 in connection with Western Wind’s substantial issuer bid process, as disclosed in Western Wind’s press release from August 8, 2011. Neither the Offeror nor Brookfield Renewable has seen a copy of such valuation and a copy of such valuation is not reasonably obtainable by them. The only information the Offeror and Brookfield Renewable have regarding such valuation is as disclosed in Western Wind’s press releases from 2011.

13.	Regulatory Matters

Except as discussed below, to the knowledge of the Offeror and Brookfield Renewable, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of the Offeror or Brookfield Renewable for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that the Offeror or Brookfield Renewable becomes aware of other requirements, it will make reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended.

HSR Act Matters

The Offer is subject to the HSR Act, which provides that parties to certain mergers or acquisitions notify the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and the U.S. Federal Trade Commission (the “FTC”) of the proposed transaction and wait a specific period of time before closing while the agencies review the proposed transaction.

The Offeror will file a Notification and Report Form under the HSR Act with the DOJ and the FTC in connection with the Offer. The filing will trigger a 15 calendar day initial waiting period, for which early termination will be requested. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from the Offeror (a “Second Request”). If such a request is made, such waiting period will expire on the 10th calendar day after substantial compliance by the Offeror with the Second Request.

Western Wind may also receive a Second Request and, under the HSR Act, is obligated to comply within a reasonable time, but the waiting period is not affected.

Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the acquiring party. In addition, if the DOJ or the FTC raise substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay a transaction while such negotiations continue. Ultimately, either the DOJ or FTC (or state governments) could take such action as deemed necessary or desirable in the public interest with respect to a transaction, including seeking to enjoin the transaction or divestitures.

14.	Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”), as of the date hereof, generally applicable to a Shareholder who sells Common Shares pursuant to the Offer or otherwise disposes of Common Shares pursuant to certain transactions described under Section 10 of the Circular, “Acquisition of Common Shares Not Deposited”, and who, for the purposes of the Tax Act, and at all relevant times, holds the Common Shares as capital property and both deals at arm’s length, and is not affiliated, with Western Wind and the Offeror (a “Holder”). Generally, the Common Shares will be capital property to a Holder provided the Holder does not hold them in the course of carrying on a business and has not acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to persons holding Options and Warrants or other rights to acquire Common Shares, or persons who acquired Common Shares on the exercise of employee stock options, and all such persons should consult their own tax advisors. In addition, this summary is not applicable to a Shareholder that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market property” rules), to a Shareholder that is a “specified financial institution” as defined in the Tax Act, to a Shareholder that has elected to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian dollars or to a Shareholder an interest in which is a “tax shelter investment” as defined in the Tax Act. Such Shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in Laws or in the administrative policies or assessing practices of the CRA, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders should consult their own tax advisors for advice concerning the income tax consequences to them of disposing of their Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax Laws and under foreign tax Laws, having regard to their own particular circumstances.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention is, or is deemed to be, resident in Canada (a “Resident Holder”).

Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make (or may have already made) an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other “Canadian security” as defined in the Tax Act owned by such Resident Holder in the taxation year in which such election is made, and in all subsequent taxation years, deemed to be capital property.

Disposition of Common Shares Pursuant to the Offer

A Resident Holder whose Common Shares are disposed of to the Offeror pursuant to the Offer will generally realize a capital gain (or capital loss) equal to the amount by which the cash received for the Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Common Shares immediately before the disposition.

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a Common Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by individuals and certain trusts may be relevant for purposes of calculating liability for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on certain investment income, including taxable capital gains.

Disposition of Common Shares Pursuant to a Compulsory Acquisition

As described in Section 10 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under section 300 of the BCBCA. The tax consequences to a Resident Holder of a disposition of Common Shares in such circumstances generally will be as described under “— Disposition of Common Shares Pursuant to the Offer” above unless a Resident Holder exercises the right to go to court for a determination of fair value in a Compulsory Acquisition and is entitled to receive the fair value of the Resident Holder’s Common Shares. In this case, the proceeds of disposition for the Resident Holder’s Common Shares will be the amount (other than interest) determined by the Court. As a result, such Resident Holder will realize a capital gain (or capital loss) generally calculated in the same manner and with the same tax consequences as described above under “— Disposition of Common Shares Pursuant to the Offer”. The Resident Holder will be required to include in computing its income any interest awarded by the Court in connection with a Compulsory Acquisition.

Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Common Shares pursuant to a Compulsory Acquisition.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 10 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered. The Offeror may propose an amalgamation, statutory arrangement, capital reorganization, amendment to its articles, consolidation or other transaction. It is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Holder except in very general terms. However, the tax consequences of a Subsequent Acquisition Transaction may differ from those arising on the sale of Common Shares under the Offer and will depend on the particular form and circumstances of such Subsequent Acquisition Transaction. For example, a Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results. No opinion is expressed herein as to the tax consequences of any such Subsequent Acquisition Transaction to a Resident Holder.

Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Common Shares pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 5 of the Circular, “Purpose of the Offer and Plans for Western Wind — Plans for Western Wind”, the Common Shares may cease to be listed on TSXV following the completion of the Offer. Resident Holders are cautioned that, if the Common Shares are not listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Tiers 1 and 2 of TSXV) and Western Wind is not a “public corporation” for purposes of the Tax Act, the Common Shares may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (collectively, “Registered Plans”). Resident Holders that are trusts governed by Registered Plans should consult their own tax advisors with respect to the potential income tax consequences to them (and to the annuitants, holders, beneficiaries or subscribers thereunder) of holding Common Shares if the Common Shares are not qualified investments and of disposing of Common Shares pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or that are “authorized foreign banks” as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisors.

Disposition of Common Shares Pursuant to the Offer

A Non-Resident Holder whose Common Shares are disposed of to the Offeror pursuant to the Offer will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of the Common Shares unless such Common Shares are or are deemed to be “taxable Canadian property” as defined in the Tax Act of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Common Shares are listed on a “designated stock exchange” (which currently includes Tiers 1 and 2 of TSXV), the Common Shares generally will not be “taxable Canadian property” of a Non-Resident Holder at the time of disposition, unless, at any time during the 60-month period immediately preceding the disposition, (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Western Wind, and (ii) more than 50% of the fair market value of the Common Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” as defined in the Tax Act, “timber resource properties” as defined in the Tax Act, and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be “taxable Canadian property” of the Non-Resident Holder.

Even if the Common Shares are “taxable Canadian property” of a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act provided that the Common Shares constitute “treaty-protected property” as defined in the Tax Act. Common Shares owned by a Non-Resident Holder will generally be “treaty-protected property” at the time of the disposition if the gain from the disposition of such Common Shares would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances.

In the event that the Common Shares constitute “taxable Canadian property” of a Non-Resident Holder and the capital gain realized upon a disposition of such Common Shares to the Offeror is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, the tax consequences as described above under “— Holders Resident in Canada — Disposition of Common Shares Pursuant to the Offer” will generally apply. Such Non-Resident Holders should consult their own tax advisors in this regard.

A Non-Resident Holder who disposes of Common Shares to the Offeror pursuant to the Offer and whose Common Shares are “taxable Canadian Property” will be required to file a Canadian income tax return reporting a disposition (or deemed disposition) of such Common Shares in the year of disposition (unless the disposition is an “excluded disposition” as defined in the Tax Act). Non-Resident Holders who dispose of “taxable Canadian property” should consult their own tax advisors regarding any resulting Canadian reporting requirements.

Disposition of Common Shares Pursuant to a Compulsory Acquisition

As described in Section 10 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under Section 300 of the BCBCA.

Subject to the discussion below under “— Potential Delisting”, the Canadian federal income tax consequences to a Non-Resident Holder who disposes of Common Shares in such circumstances generally will be the same as described under “— Holders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer”. Where a Non-Resident Holder receives interest under an award of a court, such interest will not be subject to Canadian withholding tax under the Tax Act provided such interest is not “participating debt interest” as defined in the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Common Shares pursuant to a Compulsory Acquisition.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 10 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Holder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or a capital loss, be deemed to receive a dividend or incur both results as discussed above under “— Holders Resident in Canada — Disposition of Common Shares Pursuant to Subsequent Acquisition Transaction”. Whether or not a Non-Resident Holder would be subject to tax under the Tax Act on any such capital gain would depend on whether the Common Shares are “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition and whether the Non-Resident Holder is entitled to relief under an applicable income tax convention and other circumstances at that time (see in particular the discussion below under “— Potential Delisting”). Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a resident of the United States entitled to benefits under the Canada — United States Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Non-Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their Common Shares pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 5 of the Circular, “Purpose of the Offer and Plans for Western Wind — Plans for Western Wind”, the Common Shares may cease to be listed on TSXV and may not be listed on a “designated stock exchange” at the time following the completion of the Offer and may not be listed on TSXV and may not be listed on a “designated stock exchange” at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Holders who do not dispose of their Common Shares pursuant to the Offer are cautioned that Common Shares that are not listed on a “designated stock exchange” at the time of their disposition will be considered “taxable Canadian property” of the Non-Resident Holder, if at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties”, and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be “taxable Canadian property” of the Non-Resident Holder.

If the Common Shares are “taxable Canadian property” of the Non-Resident Holder at the time of their disposition and are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition and the Non-Resident Holder may be required to file a Canadian income tax return for the year in which the disposition (or any deemed disposition) occurs (unless the disposition is an “excluded disposition”). Furthermore, if the Common Shares are not listed on a “recognized stock exchange”, as defined in the Tax Act, at the time of their disposition and are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder with the result that, among other things, unless the Offeror has received a clearance certificate, pursuant to section 116 of the Tax Act, relating to the disposition of a Non-Resident Holder’s Common Shares, the Offeror may deduct or withhold 25% from any payment made to the Non-Resident Holder and must remit such amount to the Receiver General on account of the Non-Resident Holder’s liability for tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their Common Shares following a delisting.

15.	Certain United States Federal Income Tax Considerations

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, Shareholders are hereby notified that: (i) any discussion of United States federal tax issues contained or referred to in this Circular or in any document referred to herein is not intended or written to be used, and cannot be used by Shareholders, for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code of 1986, as amended; (ii) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) Shareholders should seek advice based on their particular circumstances from an independent tax advisor.

The following is a summary of certain material U.S. federal income tax consequences generally applicable to a disposition of Common Shares by a U.S. Holder (as defined below) pursuant to the Offer.

This summary is not intended to constitute a complete description of all the potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of disposing of Common Shares pursuant to the Offer, a Compulsory Acquisition, or a Subsequent Acquisition Transaction. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own independent tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of disposing of Common Shares pursuant to the Offer, a Compulsory Acquisition, or a Subsequent Acquisition Transaction.

No ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences described below. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions described in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions described in this summary.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention, in each case, as in effect and available as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or regulations.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the Laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including without limitation the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates; and (j) U.S. Holders that own, or have owned, directly, indirectly or constructively, 10% or more of the voting securities of Western Wind. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described above, should consult their own independent tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from and relating to the disposition of their Common Shares pursuant to the Offer.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Owners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own independent tax advisors regarding the U.S. federal income tax consequences arising from and relating to the disposition of their Common Shares pursuant to the Offer, a Compulsory Acquisition, or a Subsequent Acquisition Transaction.

Tax Consequences Not Addressed and Assumptions

This summary does not address any U.S. federal income tax consequences applicable to holders of Options and Warrants. In addition, this summary does not address the U.S. gift, inheritance, estate, state, local or non-U.S. tax consequences to U.S. Holders of the disposition of their Common Shares pursuant to the Offer. Nor does this summary address any tax consequences to a beneficial owner of Common Shares that is not a U.S. Holder. Any holder that is among the classes of persons described in the preceding sentences should consult its own tax advisor regarding the U.S. federal, estate, state, local and non-U.S. tax consequences arising from and relating to the disposition of Common Shares pursuant to the Offer.

Disposition of Common Shares Pursuant to the Offer

Subject to the discussion below under “—Passive Foreign Investment Company Considerations”, a U.S. Holder generally will recognize capital gain or loss on the disposition of Common Shares pursuant to the Offer as currently contemplated equal to the difference between the amount of cash received (determined in U.S. dollars as described below) and such U.S. Holder’s adjusted tax basis in such Common Shares. Such gain or loss generally will constitute income or loss from sources within the U.S. for foreign tax credit limitation purposes, and will be long-term capital gain or loss if the Common Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations.

In the case of a cash-basis U.S. Holder that receives Canadian dollars in connection with the sale of Common Shares pursuant to the Offer, the amount realized will be based on the U.S. dollar value of the Canadian dollars received with respect to such Common Shares, as determined on the settlement date of such disposition. If a U.S. Holder is an accrual-basis taxpayer, such U.S. Holder may elect the same treatment required of cash-basis taxpayers with respect to a disposition of Common Shares pursuant to the Offer, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Holder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes (in addition to any gain or loss realized on the disposition of Common Shares pursuant to the Offer) equal to the difference between the U.S. dollar values of the Canadian dollars received on the date of such disposition and on the date of payment (i.e., the settlement date). Any such foreign currency gain or loss would be treated as ordinary income or loss and generally would be income or loss from U.S. sources for foreign tax credit purposes. If foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual-basis U.S. Holder should not recognize any foreign currency gain or loss upon such conversion. U.S. Holders should consult their own independent tax advisors regarding the U.S. tax consequences of acquiring, holding, and disposing of Canadian dollars.

Disposition of Common Shares Pursuant to a Compulsory Acquisition

As described in Section 10 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares not deposited pursuant to the Offer pursuant to a Compulsory Acquisition. In general, the tax consequences to a U.S. Holder of a disposition of Common Shares in such circumstances will be as described above under the heading “— Disposition of Common Shares Pursuant to the Offer”. In addition, a portion of the actual payment received by a U.S. Holder exercising dissenters’ rights may be characterized as interest income (instead of capital gain or loss), in which case the U.S. dollar equivalent to the Canadian dollar amount of such portion generally would be included in ordinary income in accordance with the U.S. Holder’s method of accounting.

U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 10 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. As described in Section 10 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, it is the Offeror’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to, and in the same form as, the consideration offered under the Offer.

The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from the U.S. federal income tax consequences described herein for U.S. Holders who dispose of their Common Shares pursuant to the Offer. Accordingly, it is not possible to definitively comment as to the tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder.

U.S. Holders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Passive Foreign Investment Company Considerations

Special, generally adverse rules apply to the ownership and disposition of the stock of a passive foreign investment company (“PFIC”). A non-U.S. entity treated as a corporation for U.S. federal income tax purposes is a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to certain “look through” rules, either (a) at least 75% of its gross income is “passive” income or (b) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. “Passive income” generally includes, among other things, dividends, interest, certain royalties, rents, and gains from commodities and securities transactions and from the disposition of property that gives rise to passive income.

In its annual filings with the U.S. Securities and Exchange Commission, Western Wind disclosed its belief that it was not a PFIC for the taxable periods ending December 31, 2007, 2008, 2009, or 2010. The Offeror has made no independent determination as to whether Western Wind is or has been classified as a PFIC. Because the determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question, no assurance can be provided that Western Wind is not and has not been classified as a PFIC for any taxable year during which a U.S. Holder held Common Shares.

If Western Wind is or was a PFIC during a U.S. Holder’s period of ownership of Common Shares and such U.S. Holder has not made any election under the PFIC rules with respect to its Common Shares, then any gain recognized by such holder on the disposition of the Common Shares pursuant to the Offer generally would be allocated ratably to each day of such holder’s holding period for the Common Shares. The amount of any such gain allocated to the taxable year of the disposition (or to a year prior to the first year in which Western Wind was a PFIC) would be treated for U.S. federal income tax purposes as ordinary income. The amounts allocated to any other taxable year would be subject to U.S. federal income tax at the highest rate of tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due for each such year.

The tax consequences described in the preceding paragraph could differ for any U.S. Holder that has made an election under the PFIC rules to treat Western Wind as a “qualified electing fund” (a “QEF Election”) or that has made a mark-to-market election (a “Mark-to-Market Election”) with respect to such holder’s Common Shares. Each U.S. Holder should consult an independent tax advisor regarding the application of the PFIC rules to such holder in connection with the Offer, including the effect of any QEF Election or Mark-to-Market Election, if available, under the PFIC rules.

Foreign Tax Credit

A U.S. Holder that pays (directly or through withholding) Canadian income taxes in connection with the Offer (or a Compulsory Acquisition) may be entitled to claim a deduction or credit for U.S. federal income tax purposes, subject to a number of complex rules and limitations. Gain on the disposition of Common Shares generally will be U.S.-source gain for foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of disposing of Common Shares in the Offer (or a Compulsory Acquisition).

Backup Withholding Tax and Information Reporting Requirements

U.S. Holders may be subject to information reporting and backup withholding with respect to amounts received pursuant to the exchange of Common Shares for cash. In general, a U.S. Holder will be subject to backup withholding if such holder receives a reportable payment and (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) the payor of such reportable payment is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

Recently Enacted Legislation

Recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, the preferential tax rate for capital gains available to non-corporate U.S. taxpayers, including individuals, is scheduled to expire at the end of 2012. Unless Congress acts to extend such preferential treatment of capital gains realized by such taxpayers, such capital gain rate will increase to 20% (23.8% with the additional 3.8% tax referred to above) for capital gains realized in 2013 and later taxable years. Similarly, the preferential tax rates for qualified dividend income available to non-corporate U.S. taxpayers, including individuals, are also scheduled to expire at the end of 2012, and absent new legislation extending the current tax rates, the maximum U.S. federal income tax rate applicable to dividends received by non-corporate U.S. taxpayers, including individuals, after December 31, 2012 will be 39.6% (43.4% with the additional 3.8% tax referred to above).

U.S. Holders are urged to consult their own tax advisors regarding the possible implications of the recently enacted legislation and the expiration of preferential tax rates described above.

16.	Depositary and Information Agent

The Offeror has engaged Canadian Stock Transfer Company Inc. as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required by applicable Laws, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities.

The Offeror has engaged CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc., to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities.

17.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission or price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

18.	Legal Matters

The Offeror is being advised in respect of certain matters concerning the Offer by Torys LLP, Canadian and United States counsel to the Offeror and Brookfield Renewable. As of the date hereof, the partners and associates of Torys LLP, as a group, beneficially owned directly or indirectly less than 1% of the issued and outstanding securities of each of Western Wind, the Offeror and Brookfield Renewable.

19.	Directors’ Approval

The contents of the Offer to Purchase and the Circular have been approved, and the sending of the Offer to Purchase and Circular to the Shareholders and holders of Options or Warrants has been authorized, by the board of directors of the Offeror and the general partner of Brookfield Renewable, Brookfield Renewable Partners Limited.

CERTIFICATE OF WWE EQUITY HOLDINGS INC.

DATED: November 26, 2012

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) Richard Legault		(Signed) Sachin Shah
Richard Legault		Sachin Shah
President and Chief Executive Officer		Chief Financial Officer

On behalf of the Board of Directors

(Signed) Patricia Bood		(Signed) Brian Cook
Director		Director

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CERTIFICATE OF BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

DATED: November 26, 2012

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) Richard Legault		(Signed) Sachin Shah
Richard Legault President and Chief Executive Officer of its manager, BRP Energy Group L.P.		Sachin Shah Chief Financial Officer of its manager, BRP Energy Group L.P.

On behalf of the Board of Directors of its general partner, Brookfield Renewable Partners Limited

(Signed) Jeffrey Blidner		(Signed) David Mann
Director		Director

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THE DEPOSITARY FOR THE OFFER:

Canadian Stock Transfer Company Inc.

By Registered Mail, by Hand or by Courier

320 Bay Street, Basement Level (B1)

Toronto, ON M5H 4A6

By Mail

P.O. Box 1036

Adelaide Street Postal Station

Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825

E-mail: inquiries@canstockta.com

Facsimile: 1-888-249-6189

Outside North America, Banks and Brokers Call Collect: 416-682-3860

THE INFORMATION AGENT FOR THE OFFER:

CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc.

North American Toll Free Phone: 1-800-336-5159

Banks, Brokers and collect calls: 201-806-2222

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorscst.com

Any questions or requests for assistance or additional copies of this document and related Offer documents may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY WWE EQUITY HOLDINGS INC. TO PURCHASE ALL OUTSTANDING COMMON SHARES OF WESTERN WIND ENERGY CORP.

LETTER OF TRANSMITTAL

For Deposit of Common Shares of

WESTERN WIND ENERGY CORP.

Pursuant to the Offer dated November 26, 2012 made by

WWE EQUITY HOLDINGS INC.

an indirect subsidiary of

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JANUARY 28, 2013 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

1.	YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING COMMON SHARE CERTIFICATE(S);

2.	YOU ARE ACCEPTING THE OFFER USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.	YOU PREVIOUSLY DELIVERED A NOTICE OF GUARANTEED DELIVERY.

SHAREHOLDERS WHO ACCEPT THE OFFER THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

This Letter of Transmittal or a facsimile hereof, properly completed and executed, together with all other required documents, is to be used to deposit Common Shares (“Common Shares”) of Western Wind Energy Corp. (“Western Wind”) under the offer dated November 26, 2012 (the “Offer”) made by WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares of Western Wind, other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable, which includes Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the exercise of options granted under Western Wind’s stock option plans or upon the exercise of Western Wind’s share purchase warrants.

Holders of Common Shares (“Shareholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. Shareholders who accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof. Accordingly, where Common Shares are deposited by book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the “undersigned” are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of Transmittal).

Shareholders wishing to accept the Offer but whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time (or, if applicable, the expiry of the Deposit Extension Period) must deposit their Common Shares according to the guaranteed delivery procedure set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. The Offer to Purchase and accompanying Circular dated November 26, 2012 (the “Offer to Purchase and Circular”) contain important information and Shareholders are urged to read the Offer to Purchase and Circular in its entirety. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer to Purchase and Circular have the respective meanings ascribed thereto in the Offer to Purchase and Circular.

All dollar references in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

The Depositary or the Information Agent (the address and telephone numbers of which are on the back page of this Letter of Transmittal) or your broker or other financial advisor can assist you in completing this Letter of Transmittal. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER AS DEFINED IN BLOCK D, BELOW, YOU MUST ALSO COMPLETE THE ENGLISH VERSION OF THE IRS FORM W-9 OR IRS FORM W-8, WHICHEVER IS APPLICABLE (SEE INSTRUCTION 8 OF THIS LETTER OF TRANSMITTAL “ IMPORTANT TAX INFORMATION FOR U.S. SHAREHOLDERS”).

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Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	WWE EQUITY HOLDINGS INC.

AND TO:	CANADIAN STOCK TRANSFER COMPANY INC., as Depositary

Upon the terms (including the right of withdrawal) and subject to the conditions of the Offer and in this Letter of Transmittal, the undersigned hereby irrevocably accepts the Offer and deposits under the Offer the Deposited Common Shares and, effective immediately following the time when the Offeror takes up Common Shares under the Offer (the “Effective Time”), irrevocably sells, assigns and transfers to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Common Shares. The term “Deposited Common Shares” refers to the Common Shares identified below as being deposited under the Offer and all other rights and benefits arising from such Common Shares including, without limitation, any and all Distributions, and the term “Distributions” refers to any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of such Common Shares or any of them on and after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests.

DESCRIPTION OF COMMON SHARES DEPOSITED

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Certificate Number(s) (if available)	Name(s) in which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Common Shares Represented by Certificate(s)	Number of Common Shares Deposited *

TOTAL

*	Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited. Refer to Instruction 7 of this Letter of Transmittal, “Partial Deposits”.

The undersigned hereby acknowledges receipt of the Offer to Purchase and Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror effective immediately following the time at which the Offeror takes up the Common Shares covered by this Letter of Transmittal in accordance with the terms and subject to the conditions of the Offer.

The undersigned represents and warrants that:

(a)	the undersigned has received the Offer to Purchase and Circular;

(b)	the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and all rights and benefits arising from such Deposited Common Shares, including, without limitation, any Distributions, to the Offeror;

(c)	the undersigned owns the Deposited Common Shares and any Distributions deposited under the Offer;

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(d)	the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares or Distributions, to any other person;

(e)	the deposit of the Deposited Common Shares and Distributions complies with applicable Laws; and

(f)	when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all security interests, liens, restrictions, charges, encumbrances, claims and rights of others.

The undersigned acknowledges that under certain circumstances the Offeror may, among other things, (i) vary, extend or terminate the Offer (see Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”), or (ii) make such adjustments as it considers appropriate to the consideration payable by the Offeror under the Offer and other terms of the Offer to reflect any changes on or after the date of the Offer in the Common Shares or Western Wind’s capitalization (see Section 9 of the Offer to Purchase, “Changes in Capitalization; Adjustments; Liens”). In addition, the undersigned acknowledges that if, on or after the date of the Offer, Western Wind should declare, set aside, allot or reserve any Distributions that are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities registers maintained by or on behalf of Western Wind in respect of Common Shares, then the Offeror may reduce the consideration payable by the Offeror under the Offer or the undersigned may be required to promptly transfer to the Offeror such Distributions, all in accordance with the terms of the Offer (see Section 9 of the Offer to Purchase, “Changes in Capitalization; Adjustments; Liens”).

The undersigned irrevocably constitutes and appoints, effective at and after the Effective Time, each director and officer of the Offeror and any other person designated by the Offeror in writing as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Common Shares (which Deposited Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities, to the extent consisting of securities, on the appropriate securities registers maintained by or on behalf of Western Wind;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Western Wind;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities.

Effective at and after the Effective Time, the undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the

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Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”.

The undersigned also agrees following the Effective Time not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Western Wind and, except as may otherwise be agreed with the Offeror, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

All cash amounts payable under the Offer will be paid in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in this Letter of Transmittal) payable in Canadian funds and/or delivering or causing to be delivered certificates representing Offeror Shares in the amount to which the person depositing Common Shares is entitled. Unless otherwise directed by this Letter of Transmittal, the cheque or certificates will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque or certificates for pick-up by checking the appropriate box in this Letter of Transmittal, the cheque or certificates will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque or certificates will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Western Wind. Cheques or certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time (or, if applicable, the expiry of the Deposit Extension Period) for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

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Any Deposited Common Shares that are not taken up and paid for by the Offeror under the Offer pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time (or, if applicable, the expiry of the Deposit Extension Period) or withdrawal of the Offer, by either (a) sending certificates representing the Common Shares not purchased by first class mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Western Wind, or (b) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, crediting such Common Shares to the depositing Shareholder’s account maintained with CDS or DTC, as applicable.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

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SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A	BLOCK B
PAYMENT INSTRUCTIONS	DELIVERY INSTRUCTIONS
ISSUE CHEQUE IN THE NAME OF: (please print or type)	SEND CHEQUE (UNLESS BLOCK C BELOW IS CHECKED) TO:
(please print or type)
☐ Same address in BLOCK A or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone – Business Hours)	(Telephone – Business Hours)

(Social Insurance, Social Security Number or Tax Identification Number)	(Social Insurance, Social Security Number or Tax Identification Number)

BLOCK C

SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER TRANSMITTAL IS DEPOSITED (please check here if applicable)

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BLOCK D

STATUS AS U.S. SHAREHOLDERS

TO BE COMPLETED BY HOLDERS BY CHECKING / SELECTING ONE BOX BELOW

(See Instruction 8)

A “U.S. Shareholder” is any shareholder that is either (A) providing an address in Block B which is located within the United States or any territory or possession thereof or (B) a United States person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐	The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST DULY COMPLETE AND TIMELY RETURN TO THE DEPOSITARY THE ENGLISH VERSION OF IRS FORM W-9 (WHICH IS ATTACHED TO THE BACK OF THIS LETTER OF TRANSMITTAL) OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 8 OF THIS LETTER OF TRANSMITTAL “IMPORTANT TAX INFORMATION FOR U.S. SHAREHOLDERS”.

BLOCK E

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

(See Instruction 2)

☐	Check here if Common Shares are being deposited pursuant to a Notice of Guaranteed Delivery previously sent to the Toronto, Ontario, Canada office of the Depositary and complete the following: (Please print or type)

Name of Registered Holder

Date of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

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SHAREHOLDER SIGNATURE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above. This Letter of Transmittal must be signed below by the registered Shareholder(s) exactly as name(s) appear(s) on the certificates representing the Deposited Common Shares, or on a security position listing or by person(s) authorized to become registrant holder(s) by certificates and documents transmitted herewith, or, pursuant to Instruction 5, by a fiduciary or authorized representative.

Signature guaranteed by (if required under Instruction 4):

Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5 to this Letter of Transmittal)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Telephone Number (business hours) of Shareholder or Authorized Representative

Social Insurance or Social Security Number or Tax Identification Number of Shareholder

E-mail Address

Additional Signatures for Joint Shareholders (if required):

Dated:

Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5 to this Letter of Transmittal)

Name of Shareholder or Authorized Representative (please print or type)

Telephone Number (business hours) of Shareholder or Authorized Representative

Social Insurance or Social Security Number or Tax Identification Number of Shareholder

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INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal (or a facsimile hereof), properly completed and executed, with the signature(s) guaranteed if required by Instruction 3 below, together with accompanying certificate(s) representing the Deposited Common Shares (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on January 28, 2013, the Expiry Time (or, if applicable, the expiry of the Deposit Extension Period), unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares (or any Book-Entry Confirmation, as applicable), and all other required documents is at the option and risk of the Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon physical receipt by the Depositary.

(c)	Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time (or, if applicable, the expiry of the Deposit Extension Period), those Common Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	a Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time (or, if applicable, the expiry of the Deposit Extension Period); and

(c)	the certificate(s) representing all Deposited Common Shares, together with this Letter of Transmittal, properly completed and executed with the signature(s) guaranteed if required by Instruction 3 below, and all other documents required by the terms of the Offer and this Letter of Transmittal, are physically received by the Depositary at its office specified in this Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Expiry Time (or, if applicable, the expiry of the Deposit Extension Period).

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The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time (or, if applicable, the expiry of the Deposit Extension Period) and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery to an address or transmission by facsimile to facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP).

3.	Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)	Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the cheque(s) is (are) to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted is (are) to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Western Wind:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)	the signature(s) on such endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s); and

(iii)	such signature(s) must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Common Share certificate(s) deposited herewith or in the circumstances set out in Instruction 3(b), such signatures must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or

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association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such person’s authority to act. Either of the Offeror or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities register maintained by or on behalf of Western Wind. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	Partial Deposits

If less than the total number of Common Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless such holder completes Block B on this Letter of Transmittal). The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Common Shares by book-entry transfer.

8.	Important Tax Information for U.S. Shareholders

To ensure compliance with Internal Revenue Service (“IRS”) Circular 230, Shareholders are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Letter of Transmittal or any document referred to herein is not intended or written to be used, and cannot be used, by Shareholders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code of 1986, as amended; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) Shareholders should seek advice based on their particular circumstances from their own tax advisor.

U.S. federal income tax law requires a U.S. Shareholder (as defined above in Block D) who receives cash payments pursuant to the sale of Common Shares to the Offeror pursuant to the Offer to provide the Depositary with his, her or its correct Taxpayer Identification Number (“TIN”), which, in the case of a U.S. Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such U.S. Shareholder may be subject to penalties imposed by the IRS and backup withholding.

In general, to prevent backup withholding, each U.S. Shareholder that is a U.S. person (as defined below) must provide the Depositary with his, her or its correct TIN by completing the enclosed IRS Form W-9 in accordance with the instructions attached thereto (the “W-9 Guidelines”), which requires such U.S. Shareholder to certify under penalty of perjury: (a) that the TIN provided is correct (or that such U.S. Shareholder is awaiting a TIN); (b) that (i) the U.S. Shareholder is exempt from backup withholding; (ii) the U.S. Shareholder has not been notified by the IRS that it is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the U.S. Shareholder that it is no longer subject to backup withholding; and (c) that the U.S. Shareholder is a U.S. person (as defined below).

For U.S. federal tax purposes, a “U.S. person” generally is: (a) an individual who is a citizen or resident of the United States; (b) a partnership, corporation, company or association created or organized in the United States, or under the law of the United States or of any state thereof; (c) an estate if the income of such estate is subject to

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U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Generally, certain exempt holders are not subject to backup withholding. To prevent possible erroneous backup withholding, an exempt holder must enter his, her or its correct TIN in Part I of the enclosed IRS Form W-9, check the box “Exempt payee” in Part 1 of such IRS Form W-9, and sign and date the form. For more details, see the W-9 Guidelines.

If a U.S. Shareholder does not have a TIN, such U.S. Shareholder should: (a) consult the W-9 Guidelines for instructions as to how to apply for a TIN; (b) write “Applied For” in the space for the TIN in Part I of the enclosed IRS Form W-9; and (c) sign and date the enclosed IRS Form W-9. The Depositary may withhold on all payments made prior to the time a properly certified TIN is provided to it. A U.S. Shareholder who writes “Applied For” in Part I of the enclosed IRS Form W-9 should furnish the Depositary with such U.S. Shareholder’s TIN as soon as it is received. In such case, the Depositary will withhold on any payment made to such U.S. Shareholder prior to the time a properly certified TIN is provided to the Depositary.

If the enclosed IRS Form W-9 is not applicable to a U.S. Shareholder because such U.S. Shareholder is not a U.S. person for United States federal tax purposes, such U.S. Shareholder will instead need to submit an appropriate and properly completed IRS Form W-8, signed under penalty of perjury, to avoid backup withholding. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other applicable form) may be obtained from the Depositary. Such forms are also available on the IRS website at www.irs.gov.

Backup withholding is not an additional U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE AND TIMELY SUBMIT THE ENCLOSED IRS FORM W-9 OR, WHERE APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING ON ANY CASH PAYMENT MADE TO SUCH U.S. SHAREHOLDER PURSUANT TO THE OFFER AND MAY BE SUBJECT TO PENALTIES.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO (A) THE APPLICABILITY OF THE BACKUP WITHHOLDING AND INFORMATION REPORTING REQUIREMENTS TO THEM AND (B) THE PROPER COMPLETION OF THE ENCLOSED IRS FORM W-9 OR THE APPROPRIATE IRS FORM W-8.

9.	Currency of Payment

All cash amounts payable under the Offer will be paid in Canadian dollars.

10.	Miscellaneous

(a)	If the space on page 3 of this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and number of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted and no fractional Common Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of Deposited Common Shares for payment, except as required by applicable Laws.

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(d)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)	The Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of Common Shares under the Offer, other than to the Information Agent, except as otherwise set out in the accompanying Offer to Purchase and Circular.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer to Purchase and Circular.

(g)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, Brookfield Renewable, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer to Purchase and Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer to Purchase and Circular.

(h)	Additional copies of the Offer to Purchase and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent at the addresses specified in this Letter of Transmittal.

11.	Lost Certificates

If a certificate representing Common Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to Western Wind’s registrar and transfer agent so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Common Shares has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Common Shares represented by the replacement certificate to be deposited under the Offer at or prior to the Expiry Time (or, if applicable, the expiry of the Deposit Extension Period).

12.	Assistance

Questions or requests for assistance in accepting the Offer, completing this Letter of Transmittal and depositing the Common Shares with the Depositary may be directed to the Depositary or the Information Agent. Contact details for the Depositary and the Information Agent are provided at the end of this document. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

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Form W-9 (Rev. December 2011) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 2.	Name (as shown on your income tax return)
Business name/disregarded entity name, if different from above
	Check appropriate box for federal tax classification:									☐	Exempt payee
	☐ Individual/sole proprietor	☐	C Corporation	☐	S Corporation	☐	Partnership	☐	Trust/estate
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ) ▶ ☐ Other (see instructions) ▶
	Address (number, street, and apt. or suite no.)							Requester’s name and address (optional)
City, state, and ZIP code
List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number
	-	-

Employer identification number
-

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien,

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

• An estate (other than a foreign estate), or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

Cat. No. 10231X	Form W-9 (Rev. 12-2011)

Form W-9 (Rev. 12-2011)	Page 2

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

• The U.S. owner of a disregarded entity and not the entity,

• The U.S. grantor or other owner of a grantor trust and not the trust, and

• The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see Special rules for partnerships on page 1.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line.

Partnership, C Corporation, or S Corporation. Enter the entity’s name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line.

Disregarded entity. Enter the owner’s name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner’s name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8.

Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Form W-9 (Rev. 12-2011)	Page 3

Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/ disregarded entity name” line.

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the “Business name/ disregarded entity name,” sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for …	THEN the payment is exempt for …
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2]

However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt Payee on page 3.

Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

Form W-9 (Rev. 12-2011)	Page 4

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester
	For this type of account:	Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5.	Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
	For this type of account:	Give name and EIN of:
7.	Disregarded entity not owned by an individual	The owner
8.	A valid trust, estate, or pension trust	Legal entity [4]
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11.	Partnership or multi-member LLC	The partnership
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

[2]	Circle the minor’s name and furnish the minor’s SSN.

[3]

You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4]

List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

* Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

— Protect your SSN,

— Ensure your employer is protecting your SSN, and

— Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

THE DEPOSITARY FOR THE OFFER IS:

Canadian Stock Transfer Company Inc.

By Registered Mail, by Hand or by Courier

320 Bay Street, Basement Level (B1)

Toronto, ON M5H 4A6

By Mail

P.O. Box 1036

Adelaide Street Postal Station

Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825

E-mail: inquiries@canstockta.com

Outside North America, Banks and Brokers Call Collect: 416-682-3860

THE INFORMATION AGENT FOR THE OFFER IS:

CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc.

North American Toll Free Phone: 1-800-336-5159

Banks, Brokers and collect calls: 201-806-2222

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorscst.com

Any questions or requests for assistance or additional copies of this document and related Offer documents may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY WWE EQUITY HOLDINGS INC. TO PURCHASE ALL OUTSTANDING COMMON SHARES OF WESTERN WIND ENERGY CORP.

NOTICE OF GUARANTEED DELIVERY

For Deposit of Common Shares of

WESTERN WIND ENERGY CORP.

Pursuant to the Offer dated November 26, 2012 made by

WWE EQUITY HOLDINGS INC.

an indirect subsidiary of

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JANUARY 28, 2013 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated November 26, 2012 (the “Offer”) made by WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (“Common Shares”) of Western Wind Energy Corp. (“Western Wind”), other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable, which includes Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the exercise of options granted under Western Wind’s stock option plans or upon the exercise of Western Wind’s share purchase warrants, if certificate(s) representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Canadian Stock Transfer Company Inc. (the “Depositary”) at or prior to the Expiry Time at the office specified below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Certain capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Glossary to the Offer to Purchase and related Circular dated November 26, 2012 (the “Offer to Purchase and Circular”) have the respective meanings ascribed thereto in the Glossary.

All dollar references in this Notice of Guaranteed Delivery refer to Canadian dollars, except where otherwise indicated.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Common Shares under the Offer and either (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	this Notice of Guaranteed Delivery or a manually executed facsimile hereof, properly completed and executed, including the guarantee of delivery by an Eligible Institution in the form set out below, is received by the Depositary at its office in Toronto, Ontario specified in this Notice of Guaranteed Delivery at or prior to the Expiry Time (or, if applicable, the expiry of the Deposit Extension Period); and

(c)	the certificate(s) representing all deposited Common Shares, together with a Letter of Transmittal, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal and all other documents required by the terms of the Offer and the Letter of Transmittal, are physically received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange (“TSXV”) after the Expiry Time (or, if applicable, the expiry of the Deposit Extension Period).

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in this Notice of Guaranteed Delivery at or prior to the Expiry Time (or, if applicable, the expiry of the Deposit Extension Period) and must include a guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery. Delivery of this Notice of Guaranteed Delivery to an address or transmission by facsimile to facsimile number other than those specified in this Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, or an eligible guarantor institution with membership in an approved Medallion signature guarantee program, including certain trust companies in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Medallion Signature Program (MSP).

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror under the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the Common Shares, a Letter of Transmittal, properly completed and executed, covering such Common Shares, with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Time. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary to persons depositing Common Shares by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Common Shares, to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance”, are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Common Shares is not made until after the take up and payment for the Common Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

Questions and requests for assistance in accepting the Offer and in depositing Common Shares with the Depositary may be directed to the Information Agent, CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc., at 1-800-336-5159 or by e-mail at inquiries@phoenixadvisorscst.com.

2

TO:	WWE EQUITY HOLDINGS INC.

AND TO:	CANADIAN STOCK TRANSFER COMPANY INC., as Depositary

By Mail:	By Registered Mail, by Hand	By Facsimile Transmission:
or by Courier:

P.O. Box 1036	320 Bay Street, Basement Level (B1)	1-888-249-6189
Adelaide Street Postal Station	Toronto, ON M5H 4A6
Toronto, ON M5C 2K4

North American Toll-Free Phone: 1-800-387-0825

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED ON THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION VIA FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

3

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

DESCRIPTION OF COMMON SHARES DEPOSITED UNDER THE OFFER

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)

Certificate Number(s) (if available)	Name(s) in which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Common Shares Represented by Certificate(s)	Number of Common Shares Deposited *

TOTAL

*	Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code / Zip Code

Daytime Telephone Number

E-mail Address

4

☐	Check if Common Shares will be deposited by book-entry transfer

Name of Depositing Institution

Account Number

Transaction Code Number

GUARANTEE OF DELIVERY

(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Shares deposited hereby, in proper form for transfer, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees covering the Deposited Common Shares (or, in the case of a book-entry transfer of Common Shares, a Book-Entry Confirmation with respect to all Common Shares deposited hereby and, in the case of DTC accounts, a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal), and all other documents required by the Letter of Transmittal, no later than 5:00 p.m. (Toronto time), on the third trading day on the TSXV after day on which the Expiry Time occurs. Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of the Firm:

Address of the Firm:

Telephone Number:

Authorized Signature:

Name:

Title:

Dated:

DO NOT SEND CERTIFICATES REPRESENTING COMMON SHARES WITH THIS FORM. SUCH CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

5

THE DEPOSITARY FOR THE OFFER IS:

Canadian Stock Transfer Company Inc.

By Registered Mail, by Hand or by Courier

320 Bay Street, Basement Level (B1)

Toronto, ON M5H 4A6

By Mail

P.O. Box 1036

Adelaide Street Postal Station

Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825

E-mail: inquiries@canstockta.com

Facsimile: 1-888-249-6189

Outside North America, Banks and Brokers Call Collect: 416-682-3860

THE INFORMATION AGENT FOR THE OFFER IS:

CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc.

North American Toll Free Phone: 1-800-336-5159

Banks, Brokers and collect calls: 201-806-2222

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorscst.com

Any questions or requests for assistance or additional copies of this document and related Offer documents may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares.

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via facsimile to a number other than as set forth herein does not constitute a valid delivery.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Western Wind Energy Corp. The Offer (as defined below) is being made solely by the Offer to Purchase and Circular (as defined below) and any amendments, supplements or modifications thereto, and is being made to all holders of Common Shares (as defined below). The Offer is not being made or directed to, nor will deposits of Common Shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the Offer  would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.

November 26, 2012

WWE EQUITY HOLDINGS INC.

an indirect subsidiary of

NOTICE OF OFFER TO PURCHASE

FOR CASH

all of the outstanding Common Shares of

WESTERN WIND ENERGY CORP.

at a price of $2.50 for each Common Share

WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) is offering (the “Offer”), to purchase all of the issued and outstanding common shares (the “Common Shares”) of Western Wind Energy Corp. (“Western Wind”), other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable, which includes Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined below) upon the exercise of options granted under Western Wind’s stock option plans (“Options”) or upon the exercise of Western Wind’s share purchase warrants (“Warrants”), at a price of $2.50 in cash per Common Share on the terms and subject to the conditions of the Offer. As of November 26, 2012, Brookfield Renewable indirectly owns and controls 11,004,609 Common Shares, representing approximately, 15.9% of the issued and outstanding Common Shares and 319,741 Warrants that, if exercised, would represent approximately an additional 0.5% of the presently issued and outstanding Common Shares. The Offer, which is subject to certain terms and conditions, is set forth in the Offeror’s offer to purchase and the related offering circular dated November 26, 2012 (the “Offer to Purchase and Circular”) and the related letter of transmittal and notice of guaranteed delivery (collectively, with the Offer to Purchase and Circular, the “Offer Documents”), copies of which will be filed with the securities regulatory authorities in Canada today and which will be available on the Canadian Securities Administrators’ website at www.sedar.com.

The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on January 28, 2013 (the “Expiry Time”), unless the Offer is extended or withdrawn.

In the event that the Offeror takes up Common Shares deposited under the Offer, in order to comply with the provision of Western Wind’s Shareholder Protection Rights Plan Agreement dated April 5, 2005, as amended on May 17, 2010 (the “Shareholder Rights Agreement”) relating to a “Permitted Bid” (as defined in the Shareholder Rights Agreement), the Offeror will make a public announcement of that fact and the Offer will remain open for deposits and tenders of Common Shares for not less than 10 business days (as defined in the Shareholder Rights Agreement) from the date of such announcement in order to permit holders of Common Shares (“Shareholders”) that have not deposited Common Shares at the Expiry Time sufficient time to deposit their Common Shares under the extended Offer (the “Deposit Extension Period”) after the date of such announcement. Shareholders may deposit Common Shares not previously deposited during the Offer during the Deposit Extension Period.

The Offer is subject to certain conditions, which are described in the Offer to Purchase and Circular, in particular (i) there shall have been validly deposited under the Offer and not withdrawn more than 50% of the Voting Shares (as defined in the Shareholder Rights Agreement) held by Independent Shareholders (as defined in the Shareholder Rights Agreement); (ii) there shall not have occurred a material change to the capitalization of Western Wind; and (iii) the Offeror having determined that there shall not exist and shall not have occurred, and that the Offer if completed, will not be reasonably likely to cause or result in, a Material Adverse Effect (as defined in the Offer to Purchase and Circular). These and the other conditions of the Offer are fully described in the Offer to Purchase and Circular. Subject to applicable laws, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or, as permitted, waived at or prior to the Expiry Time.

The Common Shares are listed on TSX Venture Exchange (“TSXV”) under the symbol “WND” and in the United States on the OTCQX under the symbol “WNDEF”. The Offer price of $2.50 per Common Share represents attractive consideration and a significant premium of 110% to the $1.19 per Common Share closing price of the Common Shares on the TSXV on July 27, 2012 (the last trading day prior to Western Wind’s announcement of its sale process) and 20% to the $2.09 per Common Share closing price of the Common Shares on the TSXV on August 28, 2012 (the last trading day prior to Brookfield Renewable’s announcement of its initial investment in Western Wind).

The Offer is being made only for Common Shares and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of such Options or Warrants and applicable Laws, exercise such Options or Warrants in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or Warrants will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures described under Section 3 of the Offer to Purchase and Circular, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal or manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with Canadian Stock Transfer Company Inc. (the “Depositary”) at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer to Purchase and Circular, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) follow the procedure for guaranteed delivery set out in Section 3 of the Offer to Purchase and Circular, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery, or a manually executed facsimile thereof.

If a Shareholder wishes to accept the Offer and deposit its Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using a Notice of Guaranteed Delivery or a manually executed facsimile thereof, in accordance with the instructions in the Notice of Guaranteed Delivery. See Section 3 of the Offer to Purchase and Circular, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

The Offeror has requested the use of Western Wind’s shareholder, optionholder and warrantholder lists and security position listings for the purpose of disseminating the Offer Documents to Shareholders and holders of Options and Warrants. When that information is provided, the Offer Documents will be mailed to record holders of Common Shares, Options and Warrants and furnished to brokers, dealers, bank, trust companies and similar persons whose names, or the name of whose nominees, appear on Western Wind’s shareholder, optionholder and warrantholder lists or who are listed as participants in a security position listing for subsequent transmittal to beneficial owners.

The information contained in this advertisement is a summary only. The Offer Documents contain important information that Shareholders are urged to read in their entirety before making any decision with respect to the Offer.

All references to “$” herein refer to Canadian dollars.

Copies of the Offer Documents may be obtained without charge from the Depositary or the Information Agent. Any questions or requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at the telephone numbers and locations listed below.

The Depositary for the Offer is:	The Information Agent for the Offer is:
Canadian Stock Transfer Company Inc.	CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc.

By Registered Mail, by Hand or by Courier
320 Bay Street, Basement Level (B1), Toronto, ON M5H 4A6
By Mail
P.O. Box 1036
Adelaide Street Postal Station, Toronto, ON M5C 2K4
North American Toll Free Phone: 1-800-387-0825
E-mail: inquiries@canstockta.com	North American Toll Free Phone: 1-800-336-5159
Facsimile: 1-888-249-6189 • Outside North America,	Banks, Brokers and Collect Calls: 201-806-2222
Banks and Brokers Call Collect: 416-682-3860	Toll Free Facsimile: 1-888-509-5907 Email: inquiries@phoenixadvisorscst.com

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following document is filed as an exhibit to this Schedule:

Exhibit No.	Description

1	Press release dated November 23, 2012

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a) At the time of filing this Schedule, the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, Brookfield Renewable Energy Partners L.P. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2012	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

By signing this Schedule, WWE Equity Holdings Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2012	WWE EQUITY HOLDINGS INC.

	By:	/s/ Patricia Bood
Name: Patricia Bood
Title: Secretary, Senior Vice President Legal Services and General Counsel